Exhibit 99.1





(A free translation of the original in Portuguese)

Gerdau S.A.
Report of Independent Accountants
on Limited Reviews of Quarterly
Information (ITR)
September 30, 2005

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Shareholders
Gerdau S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters and periods ended September 30 and June 30, 2005 and September 30, 2004. This information is the responsibility of the Company's management. The limited reviews of the accounting information of the jointly-owned indirect subsidiary Gallatin Steel Company and of the indirect subsidiary Diaco S.A. and its subsidiaries were conducted by other independent accountants and our report, insofar as it relates to the net income derived from the Gallatin Steel Company, equivalent to 4.51% of the profit before taxes of Gerdau S.A. (June 30, 2005 - 6.02%) and 4.34% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the nine-month period ended September 30, 2005 (June 30, 2005 - 5.31%), and to the assets of these companies proportionally consolidated as of that date, equivalent to 2.14% and 2.20%, respectively, of the total consolidated assets, is based solely on the review of these other accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited reviews and on the reviews of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the reviews of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Rio de Janeiro, November 7, 2005.



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies

REGISTRATION WITH CVM DOES NOT IMPLY ANY APPROVAL OF THE COMPANY. THE ACCURACY OF THE INFORMATION IS THE RESPONSIBILITY OF COMPANY
MANAGEMENT.

01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19
4 - Register Inscription Number - NIRE
33300032266

01.02 - HEAD OFFICE
1 - FULL ADDRESS                          2 - SUBURB OR DISTRICT
Av. Joao XXIII, 6777                      Sta. Cruz
3 - ZIP CODE                              4 - MUNICIPALITY                                            5 - STATE
23560-900                                 Rio de Janeiro                                              RJ
6 - AREA CODE                             7 - TELEPHONE                      8 - TELEPHONE            9 - TELEPHONE      10 - TELEX
051                                       3323-2000                          -                        -
11- AREA CODE                             12 - FAX                           13 - FAX                 14 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)
1 - NAME                                  2 - ADDRESS
Osvaldo Burgos Schirmer                   Av. Farrapos, 1811
3 - SUBURB OR DISTRICT                    4 - ZIP CODE                       5 - MUNICIPALITY                    6 - STATE
Floresta                                  90220-005                          Porto Alegre                        RS
7 - AREA CODE                             8 - TELEPHONE                      9 - TELEPHONE            10 - TELEPHONE     11 - TELEX
051                                       3323-2000                          -                        -
12- AREA CODE                             13 - FAX                           14 - FAX                 15 - FAX
051                                       3323-2281                          -                        -
15 - E-MAIL
inform@gerdau.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

       CURRENT YEAR                      CURRENT QUARTER                         PRIOR QUARTER
1-BEGINNING     2-END           3-NUMBER    4-BEGINNING   5-END        6-NUMBER    7-BEGINNING     8-END
1/1/2005        12/31/2005          3       7/1/2005      9/30/2005        2       1/4/2005        6/30/2005
9 - NAME OF INDEPENDENT ACCOUNTANTS                                                                        10 - CODE CVM
PricewaterhouseCoopers Auditores Independentes                                                             00287-9
11 - NAME OF RESPONSIBLE ACCOUNTANT                                                                        12 - TAXPAYER ID NO. OF
                                                                                                           RESP. ACCOUNTANT
Carlos Alberto de Sousa                                                                                    724.687.697-91


                                                                  1




(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

01.05 - CAPITAL COMPOSITION
        NUMBER OF SHARES                  1 - CURRENT QUARTER                   2 - PRIOR QUARTER                3 - SAME QUARTER
          (THOUSANDS)                            9/30/2005                            6/30/2005                       PRIOR YEAR
                                                                                                                     9/30/2004
Subscribed Capital
1 - Common                                              154,405                               154,405                     102,936
2 - Preferred                                           290,657                               290,657                     193,772
3 - Total                                               445,062                               445,062                     296,708
Treasury Stock
4 - Common                                                    0                                     0                           0
5 - Preferred                                             3,046                                 2,901                       1,573
6 - Total                                                 3,046                                 2,901                       1,573

01.06 - CHARACTERISTICS OF THE COMPANY
1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - SHARE CONTROL NATURE
Private National
4 - ACTIVITY CODE
134 - Administration and Investment Company
5 - MAIN ACTIVITY
Investment and administration
6 - CONSOLIDATION TYPE
Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS
Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS
1-ITEM      2- CNPJ                       3-NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER
1- ITEM              2 - EVENT            3 - DATE       4 - TYPE               5 - DATE OF       6 - TYPE OF      7 - AMOUNT
                                          APPROVED                              PAYMENT           SHARE            PER SHARE
01                   RCA                  8/3/2005       Dividends              8/24/2005         ON               0.4800000000
02                   RCA                  8/3/2005       Dividends              8/24/2005         PN               0.4800000000
03                   RCA                  11/8/2005      Dividends              11/30/2005        ON               0.4500000000
04                   RCA                  11/8/2005      Dividends              11/30/2005        PN               0.4500000000

RCA - Board of Directors' Meeting


                                                                  2


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR
1- ITEM              2 - DATE OF          3 - SUBSCRIBED         4 - CHANGE           5 - NATURE    6 - NUMBER OF    7 - SHARE PRICE
                     CHANGE               CAPITAL                AMOUNT               OF CHANGE     SHARES ISSUED     ON ISSUE DATE
                                             (Thousands of
                                                reais)
                                                                                      (Thousands
                                                                                      of
                                                                                      reais)
                                                                                      (Thousand)
                                                                                      (Reais)
                                                                                      Revenue
01                   4/11/2005                      5,206,969           1,735,656     reserve              148,354     11.6994219600

01.10 - INVESTOR RELATIONS OFFICER
1 - DATE                                2 - SIGNATURE
11/8/2005

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19


02.01 - Balance Sheet - Assets (R$ thousand)
1 - CODE                  2 - DESCRIPTION                                                       3 - 9/30/2005    4 - 6/30/2005
1                         Total assets                                                               10,201,279           8,344,824
1.01                      Current assets                                                              1,467,906              48,667
1.01.01                   Cash and banks                                                                    362                 359
1.01.02                   Credits                                                                     1,376,743              47,836
1.01.02.01                Trade accounts receivable                                                           0                   0
1.01.02.02                Dividends receivable                                                                0                   0
1.01.02.03                Tax credits                                                                    35,589              30,072
1.01.02.05                Financial investments                                                       1,341,154              17,764
1.01.03                   Inventories                                                                         0                   0
1.01.03.01                Finished products                                                                   0                   0
1.01.03.02                Work in process                                                                     0                   0
1.01.03.03                Raw materials                                                                       0                   0
1.01.03.04                Storeroom materials                                                                 0                   0
1.01.03.05                Advances to suppliers                                                               0                   0
1.01.04                   Other                                                                          90,801                 472
1.01.04.01                Other accounts receivable                                                      90,687                 190
1.01.04.02                Deferred income tax and social contribution on net income                           0                   0
1.01.04.03                Advances to employees                                                             114                 282
1.02                      Long-term receivables                                                         120,999             128,657
1.02.01                   Sundry credits                                                                      0                   0
1.02.02                   Receivables from related companies                                                  0                   0
1.02.02.01                Associated companies                                                                0                   0
1.02.02.02                Subsidiaries                                                                        0                   0
1.02.02.03                Other related companies                                                             0                   0
1.02.03                   Other                                                                         120,999             128,657
1.02.03.01                Tax credits                                                                    50,030              50,030
1.02.03.02                Judicial deposits and other                                                    34,525              34,289
1.02.03.03                Deferred income tax and social contribution on net income                      36,444              44,338
1.02.03.04                Other accounts receivable                                                           0                   0
1.03                      Permanent assets                                                            8,612,374           8,167,500
1.03.01                   Investments                                                                 8,612,374           8,167,500
1.03.01.01                In associated companies                                                             0                   0
1.03.01.02                In subsidiaries                                                             8,607,559           8,162,685
1.03.01.03                Other                                                                           4,815               4,815
1.03.02                   Fixed assets                                                                        0                   0
1.03.02.01                Land, buildings and structures                                                      0                   0
1.03.02.02                Machinery, equipment and installations                                              0                   0
1.03.02.03                Furniture and fixtures                                                              0                   0
1.03.02.04                Vehicles                                                                            0                   0
1.03.02.05                Electronic data equipment/rights/licenses                                           0                   0
1.03.02.06                Construction in progress                                                            0                   0
1.03.02.07                Forestation/reforestation                                                           0                   0
1.03.02.08                Accumulated depreciation                                                            0                   0


                                                                  4


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19

1.03.03                   Deferred charges                                                                    0                   0


                                                                  5


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)
1 - CODE                  2 - DESCRIPTION                                                       3 - 9/30/2005    4 - 6/30/2005
2                         Total liabilities and shareholders' equity                                 10,201,279            8,344,824
2.01                      Current liabilities                                                           145,878              122,363
2.01.01                   Loans and financing                                                             2,629                    0
2.01.02                   Debentures                                                                          0                    0
2.01.03                   Suppliers                                                                           0                   21
2.01.04                   Taxes, charges and contributions                                               12,080                  396
2.01.05                   Dividends payable                                                                   0                    0
2.01.06                   Provisions                                                                          0                    0
2.01.07                   Payables to related companies                                                 119,328              108,567
2.01.08                   Other                                                                          11,841               13,379
2.01.08.01                Salaries payable                                                                  753                1,029
2.01.08.02                Other accounts payable                                                         11,088                12,35
2.01.08.03                Deferred income tax and social contribution on net income                           0                    0
2.02                      Long-term liabilities                                                       2,270,569              922,035
2.02.01                   Loans and financing                                                         1,333,320                    0
2.02.01.01                Local financing                                                                     0                    0
2.02.01.02                Foreign financing                                                           1,333,320                    0
2.02.02                   Debentures                                                                    787,698              772,484
2.02.03                   Provisions                                                                          0                    0
2.02.04                   Payables to related companies                                                       0                    0
2.02.05                   Other                                                                         149,551              149,551
2.02.05.01                Provision for contingencies                                                    94,882               94,882
2.02.05.02                Deferred income tax and social contribution on net income                      54,669               54,669
2.02.05.03                Other accounts payable                                                              0                    0
2.02.05.04                Benefits to employees                                                               0                    0
2.03                      Deferred income                                                                     0                    0
2.05                      Shareholders' equity                                                        7,784,832            7,300,426
2.05.01                   Paid-up capital                                                             5,206,969            5,206,969
2.05.02                   Capital reserves                                                              376,684              376,672
2.05.02.01                Capital restatement                                                                 0                    0
2.05.02.02                Investment incentives                                                         342,910               342,91
2.05.02.03                Special reserve - Law 8200/91                                                  21,487               21,487
2.05.02.04                Other                                                                          12,287               12,275
2.05.03                   Revaluation reserves                                                                0                    0
2.05.03.01                Own assets                                                                          0                    0
2.05.03.02                Subsidiary/associated companies' assets                                             0                    0
2.05.04                   Revenue reserves                                                              473,596              477,576
2.05.04.01                Legal                                                                         325,996              325,996
2.05.04.02                Statutory                                                                     147,600               151,58
2.05.04.03                Contingencies                                                                       0                    0
2.05.04.04                Unrealized profits                                                                  0                    0
2.05.04.05                Retention of profits                                                                0                    0
2.05.04.06                Special for undistributed dividends                                                 0                    0


                                                                 6


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE       2 - COMPANY NAME                             3 - Federal Corporate Registration Number (CNPJ)
00398-0            Gerdau S.A.                                  33.611.500/0001-19

2.05.04.07                Other                                                                               0                    0
2.05.05                   Retained earnings/accumulated deficit                                       1,727,583            1,239,209



                                                                 7


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION
1 - CVM CODE         2 - COMPANY NAME                                3 - Federal Corporate Registration Number (CNPJ)
00398-0              Gerdau S.A.                                     33.611.500/0001-19


03.01 - Statement of Income (R$ thousand)

Code             Description                                         3 -7/1/2005        4 -1/1/2005    5 - 7/1/2004     6 - 1/1/2004
                                                                              to                 to              to               to
                                                                       9/30/2005          9/30/2005       9/30/2004        9/30/2004
3.01             Gross sales and/or service revenues                           0                  0               0                0
3.02             Deductions                                                    0                  0               0                0
3.02.01          Taxes on sales                                                0                  0               0                0
3.02.02          Freights and discounts                                        0                  0               0                0
3.03             Net sales and/or service revenues                             0                  0               0                0
3.04             Cost of sales and/or services rendered                        0                  0               0                0
3.05             Gross profit                                                  0                  0               0                0
3.06             Operating expenses/income                               719,489          1,850,500       1,072,543        2,172,186
3.06.01          Selling expenses                                              0                  0               0                0
3.06.02          General and administrative expenses                    (16,558)           (27,551)        (17,055)         (38,172)
3.06.03          Financial                                               (1,571)           (53,164)          13,447            8,794
3.06.03.01       Financial income                                          5,335              8,596          15,446           38,919
3.06.03.02       Financial expenses                                      (6,906)           (61,760)         (1,999)         (30,125)
3.06.04          Other operating income                                      462             58,706           1,151            2,198
3.06.05          Other operating expenses                                      0                  0               0                0
3.06.06          Equity in the earnings of subsidiary and
                 associated companies                                    737,156          1,872,509       1,075,000        2,199,366
3.07             Operating profit                                        719,489          1,850,500       1,072,543        2,172,186
3.08             Non-operating results                                         0            305,839               0                0
3.08.01          Income                                                        0            305,839               0                0
3.08.02          Expenses                                                      0                  0               0                0
3.09             Profit before taxes and profit sharing                  719,489          2,156,339       1,072,543        2,172,186
3.10             Provision for income tax and social
                 contribution on net income                             (10,876)           (10,876)               0                1
3.11             Deferred income tax                                     (7,894)            (5,852)         (1,419)           24,267
3.12             Statutory profit sharing                                  (202)              (670)           (325)            (893)
3.12.01          Profit sharing                                                0              (670)           (325)            (893)
3.12.02          Contributions                                                 0                  0               0                0
3.13             Reversal of interest on capital                               0                  0               0                0
3.15             Net income for the period                               700,517          2,138,941       1,070,799        2,195,561
                 Number of shares (thousands), excluding
                 treasury stock                                          442,016            442,016         295,135          295,135
                 Net income per share                                    1.58582            4.83906         3.62817          7.43918
                 Loss per share                                                0                  0               0                0


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

1        OPERATIONS

Gerdau S.A. is a holding company in the Gerdau Group, which is principally dedicated to the production of common and special steel rods and sale of general steel products (plates and rods), and has plants located in Brazil, Uruguay, Chile, Canada, Argentina and the United States of America.

The Gerdau Group has an installed capacity of 16.4 million tons of crude steel per year, basically producing steel in electrical furnaces from scrap and pig iron purchased, for the most part, in the region near each plant (mini-mill concept). Gerdau also operates plants which are capable of producing steel from iron ore (through blast furnaces and direct reduction) and has a unit used exclusively to produce special steels. It is the largest scrap recycling group in Latin America and among the largest in the world.

The industrial sector is the most important market, including manufacturers of consumer goods such as vehicles and household and commercial equipment that basically use profiled steel in various available specifications. The next most important market is the civil construction sector, which demands a high volume of rods and grids for concrete. There are also numerous customers for nails, staples and wires, commonly used in the agribusiness sector.


2        PRESENTATION OF THE QUARTERLY INFORMATION

The quarterly information has been prepared and is presented in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, together with the rules established by the Brazilian Securities Commission (CVM).


3        SIGNIFICANT ACCOUNTING PRACTICES

    a) Cash and cash equivalents - financial investments are recorded at cost plus income accrued up to the date of the Quarterly Information, applying the interest rates agreed with the financial institutions, and do not exceed market value;

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

    b) Trade accounts receivable - are stated at realizable values, and accounts receivable from foreign customers are adjusted based on the exchange rates effective at the date of the Quarterly Information. The provision for credit risks is calculated based on a credit risk analysis, which includes the history of losses, the individual situation of each customer and the economic group to which they belong, the collateral and guarantees and the legal advisors' opinion, and is considered sufficient to cover eventual losses on realization;

    c) Inventories - are stated at the lower of market value and average production or purchase cost;

    d) Investments in subsidiary and associated companies - are recorded on the equity method of accounting. The equity in the earnings or loss is recorded in a specific income statement account and the gain or loss arising from a change in shareholding is recorded as non-operating income or expense;

    e) Fixed assets - are recorded at cost less depreciation. Depreciation is calculated on the straight-line basis at the rates stated in Note 12, which take into consideration the estimated useful lives of the assets. Interest on financing obtained to finance construction in progress is added to the cost of the constructions;

    f) Deferred charges - amortization is calculated on the straight-line basis at rates determined based on the production of the implemented projects in relation to their installed capacities;

    g) Loans and financing - are stated at the contract value plus the contracted charges, including interest and monetary or foreign exchange variations. Swap contracts, which are linked to the loan agreements, are classified together with the related loans;

    h) Income tax and social contribution on net income - current and deferred income tax and social contribution on net income are calculated in conformity with current legislation;

    i) Other current and long-term assets and liabilities - are recorded at their realizable amounts (assets) and at their known or estimated amounts plus, when applicable, accrued charges and indexation adjustments (liabilities);

    j) Related companies - loan agreements between Brazilian companies are restated by the weighted average interest rate for market funding. The agreements with foreign companies are restated by charges (LIBOR plus 3% p.a.) plus foreign exchange variations. Sales and purchases of inputs and products are made under terms and conditions similar to those of unrelated third parties;

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    k) Determination of the results of operations - the results of operations are determined on the accrual basis of accounting;

    l) Use of estimates - the preparation of the Quarterly Information requires estimates to record certain assets, liabilities and other transactions. The Company's Quarterly Information therefore includes various estimates relating to the useful lives of fixed assets, provisions necessary for contingent liabilities, for income tax and other similar matters. Actual results may differ from those estimated;

    m) Environmental investments - expenses related to compliance with environmental regulations are considered as cost of production or capitalized when incurred; and

    n) Translation of foreign currency balances - asset and liability balances of transactions in foreign currency are translated to local currency (R$) at the foreign exchange rates in effect at the date of the Quarterly Information.

4        CONSOLIDATED QUARTERLY INFORMATION

    a) The consolidated Quarterly Information at September 30, 2005 includes the accounts of Gerdau S.A. and the directly or indirectly controlled subsidiaries listed below:


                                                                                                 Percentage          Shareholders'
Consolidated company                                                                              ownership                 equity
-----------------------------------------------------------                                      ----------           ------------
Gerdau Acominas S.A.                                                                                    100              3,267,038
Gerdau Ameristeel Corporation and subsidiaries (*)                                                      100              3,400,433
Gerdau GTL Spain S.L.                                                                                   100              2,868,685
Gerdau Internacional Empreendimentos Ltda. - Gerdau  Group                                              100              2,870,056
Gerdau Acos Longos S.A.                                                                                 100              2,440,608
Gerdau Steel Inc.                                                                                       100              2,130,873
Gerdau America do Sul S.A.                                                                              100                654,517
Gerdau Comercial de Acos S.A.                                                                           100                545,999
Axol S.A.                                                                                               100                516,063
Gerdau Chile Inversiones Ltda.                                                                          100                516,054
Industria Del Acero S.A.-Indac                                                                          100                515,945
Gerdau Aza S.A.                                                                                         100                471,144
Gerdau Acos Especiais S.A.                                                                              100                429,028
Diaco S.A. and Subsidiaries (***)                                                                       100                266,667
Seiva S.A. - Florestas e Industrias                                                                     100                219,536
Itaguai Com. Imp. e Exp. Ltda.                                                                          100                200,210
Aramac S.A.                                                                                             100                125,388

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


                                                                                                 Percentage          Shareholders'
Consolidated company                                                                              ownership                 equity
----------------------------------------                                                         ----------           ------------
GTL Equity Investments Corp.                                                                            100                125,330
Margusa - Maranhao Gusa S.A.                                                                            100                 87,582
Sipar Aceros S.A. (**)                                                                                  100                 85,792
Gerdau Laisa S.A.                                                                                       100                 61,407
Acominas Com. Imp. Exp. S.A.- Acotrading                                                                100                 22,565
Armacero Industrial y Comercial S.A.                                                                     50                 19,065
Florestal Rio Largo Ltda.                                                                               100                 18,713
Salomon Sack S.A.                                                                                       100                 18,508
Distribuidora Matco S.A.                                                                                100                 11,942
Gerdau Acominas Overseas Ltd.                                                                           100                 11,879
Siderco S.A. (**)                                                                                       100                  7,128
Aceros Cox Comercial S.A.                                                                               100                  7,079
Florestal Itacambira S.A.                                                                               100                  6,588
GTL Financial Corp.                                                                                     100                  4,128
GTL Trade Finance Inc.                                                                                  100                     22
Dona Francisca Energetica S.A.                                                                           52                (6,977)


(*) Subsidiaries:
Gerdau Ameristeel MRM Special Sections Inc.(100%), Gerdau USA Inc.(100%), AmeriSteel Bright Bar Inc.(100%), Gerdau AmeriSteel US Inc.(100%), Gerdau Ameristeel Perth Amboy Inc.(100%), Gallatin Steel Company (50%) and Gerdau Ameristeel Sayreville Inc.(100%).

(**) Assets and liabilities consolidated at 100% and net income consolidated at 38% (see Item c) I) below)

(***) Subsidiaries:
Ferrer Ind. Corporation, Laminados Andinos S.A., Laminadora Diaco S.A. e Ferrofigurados Lasa S.A.

    b) The more significant accounting practices used in preparing the consolidated Quarterly Information are as follows:

         I) Gerdau S.A. and its subsidiaries adopt consistent practices to record their operations and value their assets and liabilities. The financial statements of foreign subsidiaries were translated using the exchange rates in effect at the date of the Quarterly Information and were adjusted to conform with accounting practices adopted in Brazil;

         II) Asset and liability, and income and expense accounts arising from transactions between consolidated companies have been eliminated; and

         III) Holdings of minority shareholders in subsidiaries are shown separately.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    c)   The following main transactions took place during the quarter:

         I) On September 15, 2005, The Gerdau Group signed an agreement for the acquisition of 35.98% of shares issue by Sipar Aceros S.A., steel rod rolling mill located in Province of Santa Fe, Argentina. This participation, when added to the 38.46% already owned by Gerdau, represents 74.44% of the share capital of Sipar Aceros. The disbursement for this additional participation will be R$ 90,063 (equivalent to US$ 40.5 million) and will be effected over the next three years. Goodwill of R$ 59,367 arose on this acquisition, based on expected future rentability, and will be amortized in 10 years. Additionally, as a result of this acquisition, Sipar Aceros S.A. is being integrally included in the process of consolidation as from September 30, 2005.

         II) On September 30, 2005, in continuity with the agreement with the Mayaguez Group and with The Latinamerican Enterprise Steel Holding, The Gerdau Group concluded the acquisition of a 57.11% participation in Diaco S.A., the largest manufacturer of steel and rods in Colombia, for R$ 124,367, paid through an advance made in 2004.

               In accordance with the formalized agreement, The Gerdau Group will acquire, in a period of up to 8 years, the 40.27% participation in Diaco S.A. still held by the Mayaguez Group, for US$ 51,795 thousand, updated as defined in the agreement. In accordance with the accounting guidance issued by the Brazilian Institute of Accountants (IBRACON Norma e Procedimento de Contabilidade
               (NPC) 22), approved by Deliberation No. 489 of the CVM, the liability was recognized at September 30, 2005, net of the advance already made, with a contra entry to investments.

               A negative goodwill of R$ 19,624 was recorded as a result of these acquisitions.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    d) The consolidation includes the financial statements of the jointly-controlled subsidiary Dona Francisca Energetica S.A., consolidated proportionally based on the direct participation, and of the jointly-controlled subsidiaries Armacero Industrial y Comercial Ltda., and Gallatin Steel Company, consolidated proportionally on the indirect participation of the parent company in their share capital.

As a result of the increase in the participation in Sipar Aceros S.A., mentioned in c) I) above, the result of this company for the period ended September 30, 2005 was consolidated proportionally based on the previous participation.

The principal balances of the financial statements of these companies, upon which the related proportional of consolidation was applied, are shown as follows:



                                                           Dona Francisca           Armacero          Gallatin   Sipar Aceros S.A.
                                                          Energetica S.A.     Ind. Com. Ltda     Steel Company      Consolidated *
                                                          ----------------    ---------------    -------------   -----------------
                                                              9/30/2005          9/30/2005           9/30/2005           9/30/2005
                                                          ----------------    ---------------    -------------   -----------------
Assets
Current assets                                                  137,404             32,320             389,761                   -
Long-term receivables                                           119,707                  -                 500                   -
Permanent assets                                                175,283             34,737             495,434                   -
                                                          ----------------    ---------------    -------------   -----------------
Total assets                                                    432,394             67,057             885,695                   -
                                                          ================    ===============    =============   =================

Liabilities
Current liabilities                                              38,037             28,253             121,985                   -
Long-term liabilities                                           401,334             19,738              45,215                   -
Shareholders' equity                                            (6,977)             19,066             718,495                   -
                                                          ----------------    ---------------    -------------   -----------------
Total liabilities                                               432,394             67,057             885,695                   -
                                                          ================    ===============    =============   =================

Statement of income
Net sales revenues                                               33,663             66,141           1,512,985             284,120
Cost of sales                                                  (13,551)           (60,500)         (1,135,004)           (220,105)
                                                          ----------------    ---------------    -------------   -----------------
Gross profit                                                     20,112              5,641             377,981              64,015
Selling, general and administrative expenses                    (1,361)            (3,724)            (18,536)            (25,040)
Financial expenses, net                                         (4,575)              (712)            (60,124)             (4,801)
Other operating income (expenses), net                                -                517                   -                (71)
                                                          ----------------    ---------------    -------------   -----------------
Operating profit                                                 14,176              1,722             299,321              34,103
Non-operating result                                                  4                  -                   -                 236
Provision for income tax and social                             (4,808)              (275)               (144)            (11,290)
contribution
                                                          ----------------    ---------------    -------------   -----------------
Net income for the period                                         9,372              1,447             299,177              23,049
                                                          ================    ===============    =============   =================

 * includes the subsidiary Siderco S.A.

   e) The Company and its direct and indirect subsidiaries have goodwill and negative goodwill balances, which are being amortized as the assets that generated them are realized or based on the realization of the projected future income, limited to ten years, as follows:

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



                                                                                 Amortization
                                                                                       period         Company       Consolidated
                                                                                 ------------      ----------      -------------
Goodwill included in the investment accounts
Balance at June 30, 2005                                                                               18,292             40,478
 (-) Foreign exchange adjustment                                                                            -                767
    Sipar Gerdau Inversiones S.A. (Note 4c)                                                                 -             59,367
                                                                                     Up to 10
 (-) Amortization during the period                                                     years            (609)            (6,506)
                                                                                                    ----------      -------------
 Balance at September 30, 2005 (based on expectation of future
   profitability)                                                                                      17,683             94,106
                                                                                                    ==========      =============

 Analysis of goodwill by subsidiary:
 Margusa - Maranhao Gusa S.A.                                                                               -             12,364
 Dona Francisca Energetica S.A.                                                                        17,683             17,683
 Distribuidora Matco S.A.                                                                                   -              4,692
Sipar Gerdau Inversiones S.A. (Note 4c)                                                                     -             59,367
                                                                                                    ----------      -------------
                                                                                                       17,683             94,106
                                                                                                    ==========      =============
Goodwill included in the fixed asset accounts
 Balance at June 30, 2005 (based on undervaluation of assets)                                               -            127,370
 (-) Foreign exchange adjustment                                                                            -            (6,947)
                                                                                     Up to 10
 (-) Amortization during period                                                         years               -            (4,822)
                                                                                                    ----------      -------------
 Balance at September 30, 2005 (based on undervaluation of assets)                                          -            115,601
                                                                                                    ==========      =============
The goodwill resulted from the assets of the subsidiary Gerdau
   Ameristeel US Inc.

Negative goodwill in the fixed asset accounts
Balance at 6/30/2005                                                                                         -          (239,242)
                                                                                      Up to 10
 (-) Amortization during period                                                          years                              6,052
  Diaco S.A. (Note 4c)                                                                                                   (19,624)
 Balance at September 30, 2005                                                                      ----------      -------------
                                                                                                             -          (252,814)
                                                                                                    ==========      =============

The negative goodwill mainly resulted from the assets of the subsidiary Gerdau Acominas S.A.

The equity accounting result in the consolidated statement of income refers, basically, to the effect of the foreign exchange variations on the foreign investments, to goodwill amortization and to the

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


tax incentive reserves arising from the reduction of income tax on the exploitation profit of the subsidiaries Gerdau Acominas S.A. and Margusa - Maranhao Gusa S.A., both located in the Northeastern region of Brazil, as well as to benefits arising from state tax financing.

5        CASH AND CASH EQUIVALENTS


                                                                                           Company                     Consolidated
                                                                   -------------------------------        -------------------------
                                                                   9/30/2005             6/30/2005        9/30/2005       6/30/2005
                                                                   ---------             ---------        ---------    ------------
Cash and banks                                                           362                   359          234,282         220,275
Financial investment fund                                          1,338,889                15,601        3,133,625       1,377,719
Fixed income securities                                                2,265                 2,163        1,266,119         978,966
Variable income securities                                                 -                     -           57,658          50,171
                                                                   ---------             ---------        ---------       ---------
                                                                   1,341,516                18,123        4,691,684       2,627,131
                                                                   =========             =========        =========       =========

Of the existing balance, R$ 1,662,473 - consolidated (R$ 1,356,316 - consolidated at 6/30/2005) refers to investments in foreign currency, principally U.S. dollars.


6        TRADE ACCOUNTS RECEIVABLE

                                                                                                       Consolidated
                                                                                         --------------------------
                                                                                         9/30/2005        6/30/2005
                                                                                         ---------        ---------
Customers in Brazil                                                                        874,910          909,301
Brazilian export receivables                                                               152,345          373,667
Receivables from customers of overseas companies                                         1,329,959        1,163,984
Provision for credit risks                                                                (82,642)         (81,275)
                                                                                         ---------        ---------
                                                                                         2,274,572        2,365,677
                                                                                         =========        =========

7        INVENTORIES

                                                                                                  Consolidated
                                                                                         --------------------------
                                                                                         9/30/2005        6/30/2005
                                                                                         ---------        ---------
Finished products                                                                        1,562,189        1,671,834
Products in progress                                                                       586,788          630,911
Raw materials                                                                              942,770        1,034,030
Storeroom materials                                                                        674,147          662,089
Advances to suppliers                                                                       63,158           68,220
                                                                                         ---------        ---------
                                                                                         3,829,052        4,067,084
                                                                                         =========        =========

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The inventories are guaranteed against fire and overflow. Coverage is determined based on the amounts and the risks involved.


8        TAX CREDITS

                                                                                           Company                    Consolidated
                                                                   -------------------------------        -------------------------
                                                                   9/30/2005             6/30/2005        9/30/2005      6/30/2005
                                                                   ---------             ---------        ---------    ------------
Current
Value-Added Tax on Sales and Services (ICMS)                               -                     -           67,163         80,324
Social Contribution on Revenues (COFINS) to offset                         -                     -           80,431         78,377
Social Integration Program (PIS) to offset                            26,037                26,445           43,734         43,776
Excise Tax (IPI)                                                           -                     -            1,369          1,511
Income tax and social contribution on net income                       9,470                 3,546           30,991         16,669
Tax on Added Value (IVA)                                                   -                     -            5,358          3,686
Other                                                                     82                    81            5,816          5,305
                                                                   ---------             ---------        ---------    ------------
                                                                      35,589                30,072          234,862        229,648
                                                                   ---------             ---------        ---------    ------------

Long-term
PIS to offset                                                         50,030                50,030           50,030         50,030
ICMS credit balance on purchases of fixed assets                           -                     -          100,053         96,560
Others                                                                     -                     -            2,148            201
                                                                   ---------             ---------        ---------    ------------
                                                                      50,030                50,030          152,231        146,791
                                                                   ---------             ---------        ---------    ------------
Total tax credits                                                     85,619                80,102          387,093        376,439
                                                                   =========             =========        =========   =============


(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


9        INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME

   a)    Analysis of the income tax (IR) and social contribution (CS) expense:



                                                                                        Company
                                                     -------------------------------------------------------------------------------
                                                                  9/30/2005                                  9/30/2004
                                                     -------------------------------------    --------------------------------------
                                                          IR           CS           Total          IR            CS           Total
                                                     ----------   ----------    ----------    ----------    ----------     ---------
Profit before income tax and social
   contribution on net income, after
   statutory profit sharing                           2,155,669    2,155,669     2,155,669     2,171,293     2,171,293     2,171,293
Standard rates of tax                                       25%           9%           34%           25%            9%           34%
Income tax and social contribution on net
   income expense at standard rates                   (538,917)    (194,010)     (732,927)     (542,823)     (195,416)     (738,239)
Tax effect on:
 - equity in earnings                                   468,127      168,526       636,653       549,842       197,943       747,785
 - interest on capital                                 (18,482)      (6,653)      (25,135)        15,669         5,641        21,310
 - Gain on change of participation                       76,460       27,526       103,986             -             -             -
 - permanent differences (net)                              473          222           695       (4,923)       (1,665)       (6,588)
                                                     ==========   ==========    ==========     =========    ==========     =========
Income tax and social contribution on net
   income expense                                      (12,339)      (4,389)      (16,728)        17,765         6,503        24,268
     Current                                            (8,023)      (2,853)      (10,876)             1             -             1
     Deferred                                           (4,316)      (1,536)       (5,852)        17,764         6,503        25,267


                                                                                        Consolidated
                                                     -------------------------------------------------------------------------------
                                                                  9/30/2005                                  9/30/2004
                                                     ---------------------------------------  --------------------------------------
                                                          IR           CS           Total          IR            CS           Total
                                                     ----------   ----------    ----------    ----------    ----------     ---------
Profit before income tax and social
   contribution on net income, after
   statutory profit sharing                           3,444,786    3,444,786     3,444,786     3,245,296     3,245,296     3,245,296
Standard rates of tax                                       25%           9%           34%           25%            9%           34%
Income tax and social contribution on net
   income expense at standard rates                   (861,197)    (310,031)   (1,171,228)     (811,324)     (292,077)   (1,103,401)
Tax effect on:
 - tax rate difference for foreign
   companies                                           (54,029)       91,022        36,993      (62,305)        72,290         9,985
 - equity in earnings                                  (81,780)     (29,441)                    (70,729)      (25,462)      (96,191)
                                                                                 (111,221)
 - interest on capital                                    2,203          794         2,997        90,100        32,436       122,536
 - recovery of deferred tax credits                      45,373       14,637        60,010       257,935        46,547       304,482
 - Gain on change of interest                            76,460       27,526       103,986             -             -             -
 - Amortization of deferred charges - CVM                96,022       34,568                           -             -             -
   349                                                                             130,590
 - permanent differences (net)                           14,753        3,079        17,832      (21,586)        24,674         3,088
                                                     ----------   ----------    ----------    ----------    ----------     ---------
Income tax and social contribution on net
   income expense                                     (762,195)    (167,846)     (930,041)     (617,909)     (141,592)     (759,501)
                                                     ==========   ==========    ==========     =========    ==========     =========

     Current                                          (632,520)    (132,435)     (764,955)     (521,330)     (122,195)     (643,525)
     Deferred                                         (129,675)     (35,411)     (165,086)      (96,579)      (19,397)     (115,976)

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


   b) Analysis of the deferred income tax and social contribution assets and liabilities, constituted at the standard rates of tax:



                                                                                                                              ASSETS
                        ------------------------------------------------------------------------------------------------------------
                                                                   Company                                              Consolidated
                        --------------------------------------------------   -------------------------------------------------------
                                      9/30/2005                  6/30/2005                    9/30/2005                    6/30/2005
                        --------------------------------------------------   -------------------------------------------------------
                            IR      CS    TOTAL       IR       CS    TOTAL        IR       CS     TOTAL        IR       CS     TOTAL
                        ------  ------   ------   ------   ------   ------   -------   ------   -------   -------   ------   -------
Income tax
  losses                 5,205       -    5,205   11,126        -   11,126   165,940        -   165,940   255,340        -   255,340
Social
  contribution losses        -   2,534    2,534        -    4,716   4,716          -   11,579    11,579         -   30,580    30,580
Provision for
  contingencies         11,594   4,175   15,769   11,595    4,174   15,769    61,460   22,125    83,585    50,120   18,044    68,164
Benefits to employees        -       -        -        -        -        -    85,373        -    85,373    84,844        -    84,844
Commissions/other            -       -        -        -        -        -   141,115    2,650   143,765   174,438    2,459   176,897
Amortized goodwill       1,677    604     2,281    1,524      548    2,072     8,163    2,939    11,102     4,598    1,655     6,253
Provision for losses     9,664    991    10,655    9,664      991   10,655    88,881   29,509   118,390    80,728   26,574   107,302
                        ------  ------   ------   ------   ------   ------   -------   ------   -------   -------   ------   -------
                        28,140   8,304   36,444   33,909   10,429   44,338   550,932   68,802   619,734   650,068   79,312   729,380
                        ======  ======   ======   ======   ======   ======   =======   ======   =======   =======   ======   =======
  Current                    -       -        -        -        -        -   112,357   11,830   124,187   172,049   29,752   201,801
  Long-term             28,140   8,304   36,444   33,909   10,429   44,338   438,575   56,972   495,547   478,019   49,560   527,579


                                                                                                                         LIABILITIES
                        ------------------------------------------------------------------------------------------------------------
                                                                   Company                                              Consolidated
                        --------------------------------------------------   -------------------------------------------------------
                                      9/30/2005                  6/30/2005                    9/30/2005                    6/30/2005
                        --------------------------------------------------   -------------------------------------------------------
                            IR      CS    TOTAL       IR       CS    TOTAL        IR       CS     TOTAL        IR       CS     TOTAL
                        ------  ------   ------   ------   ------   ------   -------   ------   -------   -------   ------   -------
Accelerated
  depreciation               -       -        -        -        -        -   459,412      778   460,190   465,908      794   466,702
Amortized
  negative              40,198  14,471   54,669   40,198   14,471   54,669    50,341   14,628             50,341    14,628
  goodwill                                                                                       64,969                       64,969
Inflationary/
  exchange effect            -       -        -        -        -        -    98,589   35,493   134,082   134,447   48,401   182,848
                        ------  ------   ------   ------   ------   ------   -------   ------   -------   -------   ------   -------
                        40,198  14,471   54,669   40,198   14,471   54,669   608,342   50,899   659,241   650,696   63,823   714,519
                        ======  ======   ======   ======   ======   ======   =======   ======   =======   =======   ======   =======
  Current                    -       -        -        -        -        -   127,807   35,493   163,300   162,502   48,401   210,903
  Long-term             40,198  14,471   54,669   40,198   14,471   54,669   480,535   15,406   495,941   488,194   15,422   503,616

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The tax benefits recognized on income tax and social contribution losses, as well as on the provision for losses, both in the Company and consolidated, are supported by projections of future taxable income adjusted to present values, based on technical feasibility studies approved by management. These studies, which consider the history of the Company's and its subsidiaries' profitability and the maintenance of the current profitability in the future, permitted the recognition of credits over a period not exceeding ten years. The other credits based on temporary differences, mainly tax contingencies, were maintained according to their estimate of realization.

   c) Estimated recovery of deferred income tax and social contribution assets:


                                                                                           Company                    Consolidated
                                                                   -------------------------------        -------------------------
                                                                   9/30/2005             6/30/2005        9/30/2005      6/30/2005
                                                                   ---------             ---------        ---------    ------------
2005                                                                       -                     -          102,352         183,190
2006                                                                       -                     -           68,333          58,918
2007                                                                       -                     -           62,973          61,409
2008                                                                       -                 2,026           53,956          58,025
2009                                                                  15,159                21,025          107,560         119,395
2010 to 2012                                                          16,868                16,870          148,188         161,863
2013 to 2014                                                           4,417                 4,417           76,372          86,580
                                                                   ---------             ---------        ---------    ------------
                                                                      36,444                44,338          619,734         729,380
                                                                   =========             =========        =========    ============


10       JUDICIAL DEPOSITS AND OTHER

                                                                                           Company                    Consolidated
                                                                   -------------------------------        -------------------------
                                                                   9/30/2005             6/30/2005        9/30/2005      6/30/2005
                                                                   ---------             ---------        ---------    ------------
Judicial deposits                                                     24,580               24,344            37,446          37,479
Receivables under contract                                                 -                    -            35,723          45,856
Income tax incentives                                                  9,945                9,945            10,122          10,122
Assets not for use                                                         -                    -            39,858          41,881
Prepaid finance expenses                                                   -                    -            27,705          28,958
Federal Power Company (Eletrobras) loans                                   -                    -             1,305           1,304
Other                                                                      -                    -             7,290           4,168
                                                                   ---------             ---------        ---------    ------------
                                                                      34,525               34,289           159,449         169,768
                                                                   =========             =========        =========    ============

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


11      INVESTMENTS


11     INVESTMENTS

                                                                     Company
------------------------------------------------------------------------------------------------------------------------------------
                                                            Gerdau                        Gerdau        Gerdau        Gerdau
                              Gerdau          Gerdau        Internacional  Itaguai Com.   Acos          Acos          Comercial
                            Participacoes     Acominas      Empreend.      Imp. e         Longos        Especiais     de Acos
                                S.A.           S.A.         Ltda. (1)      Export. Ltda.   S.A.          S.A.          S.A.
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
                            Investment      Investment      Investment     Investment      Investment    Investment   Investment
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
Balance at 12/31/2004         4,887,726               -        2,007,665         193,964            -             -            -
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
Equity in earnings
(losses)(2)                     547,454               -          120,713          12,955            -             -           -
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
Dividends                     (133,000)               -                -               -            -             -           -
Balance at 3/31/2005          5,302,180               -        2,128,378         206,919            -             -           -
                            =============   ===========    =============   =============  ===========   ===========   ==========
Merger                      (5,302,180)       5,302,180                -               -            -             -           -
Equity in earnings
(losses)(2)                           -         592,001         (136,410)          (3,154)           -             -            -
Capital gain (Note 27)                -         305,839                -               -            -             -            -
Dividends                             -        (220,174)         (15,992)          (9,760)           -             -            -
Acquisition                           -               -                -               -            -             -            -
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
Balance at 6/30/2005                  -       5,979,846        1,975,976         194,005            -             -            -
                            =============   ===========    =============   =============  ===========   ===========   ==========
Equity in earnings
(losses)(2)                           -         253,734           92,795          12,420      263,432        52,555       25,140
Spin-off
                                             (3,333,027)                                     1,972,865       338,831      462,704
Dividends                             -        (212,138)                           (6,215)    (56,253)       (8,035)           -
Acquisition                           -               -                -               -            -             -            -
                            -------------   -----------    -------------   -------------  -----------   -----------   ----------
Balance at 9/30/2005                  -       2,688,415        2,068,771         200,210    2,180,044       383,351      487,844
                            =============   ===========    =============   =============  ===========   ===========   ==========
Capital                               -       1,654,160        2,663,342         145,110    2,207,860       379,205      517,846
Adjusted shareholders'equity          -       3,008,727        2,870,056         200,210    2,439,688       429,027      545,999
Net income for the
quarter                               -         236,268          128,735          12,419      169,676        37,269       25,049
Holding in capital (%)            0.00%           89.35%           72.08%         100.00%       89.36%        89.36%       89.36%
Common shares / quotas held           -     160,711,825    1,919,769,142     145,109,651  160,711,825   160,711,825  160,711,825





                                                                                Subsidiaries   Others             Total
------------------------------------------------------------------------------------------------------------------------------------
                                                          Dona
                              Gerdau                   Francisca
                            America do                 Energetica
                             Sul S.A.                      S.A.                 Other
                            --------------------------------------------      ----------
                                            Provision  for
                            Investment                 loss     Goodwill      Investment
                            -------------------------------     --------      ----------
Balance at 12/31/2004                 -              (8,472)      19,512              26           43          7,100,464
                            -------------------------------     --------      ----------  -----------         ----------
Equity in earnings (losses)(2)        -                 975         (610)              -            -            681,487
Dividends                             -                   -            -               -            -           (133,000)
                            -------------------------------     --------      ----------  -----------         ----------
Balance at 3/31/2005                  -              (7,497)      18,902              26           43          7,648,951
                            ===============================     ========      ==========  ===========         ==========
Merger                                -                   -            -               -            -                  -
Equity in earnings                    -               2,037         (610)              -            -            453,864
(losses)(2)
Capital gain (Note 27)                -                   -            -               -            -            305,839
Dividends                             -                   -            -               -            -           (245,926)
Acquisition                           -                   -            -               -        4,772              4,772
                            -------------------------------     --------      ----------  -----------         ----------
Balance at 6/30/2005                  -             (5,460)       18,292              26        4,815          8,167,500
                            ===============================     ========      ==========  ===========         ==========
Equity in earnings               35,846               1,844         (610)              -            -            737,156
(losses)(2)
Spin-off                        558,627                                                                                -
Dividends                        (9,641)                  -            -               -            -           (292,282)
                                      -                   -            -               -                               -
Acquisition                 -------------------------------     --------      ----------  -----------         ----------
Balance at 9/30/2005
                                584,832              (3,616)      17,682              26        4,815          8,612,374


                               625,184               66,600
Capital
Adjusted shareholders'         654,542              (6,977)
equity
Net income for the              29,333                3,559
quarter                         89.36%               51.82%
Holding in capital (%)
Common shares / quotas      160,711,825         345,109,212
held



(1) Company holding of the investments in foreign subsidiaries.
(2) Includes amortization of goodwill/negative goodwill.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


                                                                                                                       Consolidated
------------------------------------------------------------------------------------------------------------------------
                                       Margusa       Dona
                                       -             Francisca
                                       Maranhao      Energetica                 Armacero Industrial             Distribuidora
                                       Gusa S.A.          S.A.                    y Comercial Ltda.                Matco S.A.
                                    -------------   ------------       --------------------------------    -------------------------
                                        Goodwill      Goodwill           Investment           Goodwill     Investment       Goodwill
                                    -------------   ------------       ------------------   ------------   -------------------------
Balance at 12/31/2004                     24,728        19,512                   9,871              457     12,400             6,066
                                    -------------   ------------       ------------------   ------------   -----------   -----------
   Foreign exchange adjustment                  -              -                     -              (20)            -          (267)
   Amortization of goodwill                (4,121)          (610)                    -             (285)            -          (654)
   Acquisition of investment                    -              -                     -                -             -              -
   Investment consolidated in period            -              -                (9,871)               -      (12,400)              -
                                    -------------   ------------       ------------------   ------------   -----------   -----------
Balance at 3/31/2005                       20,607         18,902                     -              152             -          5,145
                                    -------------   ------------       ------------------   ------------   -----------   -----------
   Foreign exchange adjustment                  -              -                     -              (10)                        504)
   Amortization of goodwill                (4,121)         (610)                     -               92)                        405)
   Acquisition of investment                    -              -                     -                -             -              -
   Dividends                                    -              -                     -                -             -              -
   Equity in earnings                           -              -                     -                -             -              -
                                    -------------   ------------       ------------------   ------------   -----------   -----------
Balance at 6/30/2005                       16,486         18,292                     -               50             -          4,236
                                    -------------   ------------       ------------------   ------------   -----------   -----------
   Foreign exchange adjustment                  -              -                     -              (10)          847
   Amortization of goodwill                (4,121)          (610)                    -              (40)          391)             -
   Acquisition of investment                    -              -                     -                -                            -
   Dividends                                    -              -                     -                -             -              -
   Equity in earnings                           -              -                     -                -             -              -
                                    -------------   ------------       ------------------   ------------   -----------   -----------
Balance at 9/30/2005                       12,365         17,682                     -                -         4,692              -
                                    =============   ============       ==================   ============   ===========   ===========





                                         MRS        Sipar Gerdau    Sociedades em
                                    Logistica       Inversiones          conta de
         Salomon Sack S.A.               S.A.            S.A.        participacao            Other             Total
 -------------   ------------       -------------   ------------    ---------------         -----------    ----------
  Investment       Goodwill         Investment        Goodwill         Investment           Investment
 -------------   ------------       -------------   ------------    ---------------         -----------    ----------
        17,873       2,091                  4,772              -          10,036                  4,211       112,017

             -         (93)                     -              -               -                      -          (380)

             -       1,678)                     -              -               -                      -       (7,348)
             -           -                      -              -               -                    268          268

       (17,873)          -                      -              -               -                      -       (40,144)
             -         320                  4,772              -          10,036                  4,479        64,413

             -          (1)                     -              -               -                      -          (515)
             -                                  -              -               -                      -        (4,133)
                     1,095

             -           -                      -              -               -                  1,044         1,044
             -           -                      -              -         (2,706)                      -        (2,706)
             -           -                      -              -            483                       -           483
             -       1,414                  4,772              -          7,813                   5,523        58,586

             -        (77)                      -              -               -                      -           760

             -      1,337)                      -              -               -                      -        (6,499)

             -           -                      -         59,367               -                 26,493        85,860
             -           -                      -              -               -                      -             -
             -           -                      -              -            (61)                      -           (61)
             -           -                  4,772         59,367          7,752                  32,016       138,646



<

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


12       FIXED ASSETS


                                                                                                                       Consolidated
                                           -----------------------------------------------------------------------------------------
                                                                                                          9/30/2005       6/30/2005
                                                                                      -----------------------------       ----------
                                                                                       Accumulated
                                                          Annual                      depreciation
                                           depreciation/depletion                              and
                                                        rate - %              Cost       depletion             Net             Net
                                           ---------------------        ----------    ------------       ---------       -----------
Land, buildings and structures                           0 to 10         3,262,228      (1,150,214)      2,112,014       2,124,194
Machinery, equipment and installations                   5 to 10         7,969,797      (3,974,505)      3,995,292       3,917,185
Furniture and fixtures                                   5 to 10           110,606         (71,735)         38,871          39,662
Vehicles                                                20 to 33            54,520         (33,208)         21,312          14,240
Electronic data equipment/rights/licenses               20 to 33           320,232        (213,430)        106,802          98,978
Construction in progress                                       -         1,771,161               -       1,771,161       1,614,014
Forestation/reforestation                           Felling plan           252,699         (61,979)        190,720         183,545
                                           ---------------------        ----------    ------------       ---------       -----------
                                                                        13,741,243      (5,505,071)      8,236,172       7,991,818
                                           =====================        ==========    ============       =========       ===========



    a) Insured amounts - the assets are insured against fire, electrical damage and explosion. The coverage is determined based on the amounts and risks involved. The plants of the North American subsidiaries and the Ouro Branco plant of the subsidiary Gerdau Acominas S.A. also have coverage for loss of profits.

    b) Capitalization of interest and financial charges - credit of R$ 12,089 was capitalized during the quarter - Company and consolidated (R$ 4,147 - consolidated at 6/30/2005) as a result of the appreciation of the Brazilian real in relation to the US dollar.

    c) Guarantees offered - fixed assets were pledged as collateral for loans and financing in the amount of R$ 794,002 - consolidated (R$ 815,922 - consolidated at 6/30/2005).

    d)   Summary of changes in fixed assets:

                                                                                                   Consolidated
                                                                                -------------------------------
                                                                                 9/30/2005            6/30/2005
                                                                                ----------            ---------
Balance at the beginning of the quarter                                          7,991,818            8,101,625
(+) Purchases / sales for the quarter                                              413,062              461,701
(-) Depreciation and depletion in cost of sales                                  (183,671)            (186,073)
(-) Depreciation and depletion in administrative expenses                         (23,275)             (18,532)
(+) Companies consolidated in the quarter                                          186,007                    -
(-) Foreign exchange effect on foreign fixed assets                              (147,769)            (366,903)
                                                                                ----------            ---------
Balance at the end of the quarter                                                8,236,172            7,991,818
                                                                                ==========            =========

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


13      DEFERRED CHARGES

Consolidated deferred charges comprise pre-operating expenses in the construction of a power plant, as well as reforestation, research, development and restructuring projects.


14       LOANS AND FINANCING


                                                           Annual                   Company                     Consolidated
                                                           ------    ----------------------       --------------------------
                                                          charges    9/30/2005    6/30/2005        9/30/2005       6/30/2005
-------------------------------------------------------------------------------------------       ----------   -------------
CURRENT
Working capital financing (R$)                                               -           -                 -             689
Investment financing (R$)                                                    -           -                 -           5,398
Investment financing (US$)                          3.91%                    -           -             1,162           1,229
Working capital financing (US$)                 2.97% to 4.63%               -           -           278,954         592,600
Working capital financing (Clp$)                    6.12%                    -           -            46,710          42,386
Working capital financing (PA$)                     5.60%                    -           -            54,753           8,565
Current portion of long-term financing                                   2,629                       878,257         654,120
                                                                         2,629           -         1,259,836       1,304,987
                                                                     --------    ----------       ----------   -------------
LONG-TERM
Working capital financing (R$)                      10.36%                   -           -           560,950          64,856
Fixed asset financing and others (R$)          3.04% to 14.00%               -           -           401,970         789,101
Investment financing (R$)                     IGPM + 4% to 8.5%              -           -            22,872          38,659
Fixed asset financing and others (US$)          4.08% to 7.29%               -           -           145,556         765,686
Working capital financing (US$)                 3.91% to 8.88%
                                                                     1,335,949           -         4,406,326       2,282,637
Investment financing (US$)                      4.08% to 7.29%               -           -           286,668         160,444
Fixed asset financing (Cdn$)                    2.00% to 3.25%               -           -             4,684           4,955
Working capital financing (Clp$)                 5.40% to 8%                 -           -            33,517          35,985
Working capital financing (PA$)                     9.87%                    -           -               234             179
(-) Current portion                                                    (2,629)           -         (878,257)       (654,120)
                                                                     --------    ----------       ----------   -------------
                                                                     1,333,320           -         4,984,520       3,488,382
                                                                     --------    ----------       ----------   -------------
Total financing                                                      1,335,949           -         6,244,356       4,793,369
                                                                    ==========   ==========       ==========   =============


CDI - Certificate of Interbank Deposit interest rate
IGPM - General Market Price Index

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


Summarized by currency:


                                                                              Company                     Consolidated
                                                    -------------------------------------------------------------------
                                                         9/30/2005          6/30/2005        9/30/2005       6/30/2005
                                                    ----------------------------------    ------------      -----------
Brazilian real (R$)                                              -                   -         985,792         898,703
U.S. dollar (US$)                                        1,335,949                   -       5,118,666       3,802,596
Canadian dollar (Cdn$)                                           -                   -           4,684           4,955
Argentine peso (PA$)                                             -                   -          54,987           8,744
Chilean peso (Clp$)                                              -                   -          80,227          78,371
                                                    --------------     ---------------    ------------      -----------
                                                         1,335,949                   -       6,244,356       4,793,369
                                                    ==============     ===============    ============      ===========


The schedule for payment of the long-term portion of financing is as follows:



                                                                      Company               Consolidated
                                                                      -------               ------------
In 2006                                                                    -                     193,067
In 2007                                                                    -                     641,881
In 2008                                                                    -                     702,848
In 2009                                                                    -                     468,666
In 2010                                                                    -                     328,976
After 2010                                                         1,333,320                   2,649,082
                                                                  -----------               ------------
                                                                   1,333,320                   4,984,520
                                                                  ===========               ============


    a)  Facts of the quarter

On September 15, 2005, Gerdau S.A. concluded the issuance of Guaranteed Perpetual Senior Securities, for a total of US$ 600 million (R$ 1,333,320 at the exchange rate as of September 30, 2005). These securities are guaranteed by the Brazilian companies of Group Gerdau: Gerdau Acominas S.A., Gerdau Acos Longos S.A., Gerdau Acos Especiais S.A. and Gerdau Comercial de Acos S.A., have no maturity dates, but become due when certain conditions are not fulfilled by Gerdau S.A., and can be redeemed as from the fifth anniversary of issue. The interest is payable quarterly at the contracted rate of 8.875% p.a.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    b)   Guarantees

The loans contracted under the FINAME/BNDES (Financing of Acquisition of Machinery and Equipment/National Economic Development Bank) program are guaranteed by the financed assets, in the amount of R$ 273,880. The other loans are guaranteed by sureties from the controlling shareholders, for which the Company pays a fee of 1% p.a. of the amount guaranteed.

    c)   Covenants

In replacement of the tangible guarantees usually required, the loans are being contracted with certain financial covenants, as follows:

    I) Consolidated interest coverage ratio - measures the debt service payment capacity in relation to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), as described in Note 28;
    II) Consolidated leverage ratio - measures the debt coverage capacity in relation to EBITDA, as described in Note 28;
    III) Required Minimum Net Worth - measures the minimum net worth required in financial agreements; and IV) Current Ratio (current liquidity ratio) - measures the capacity to pay current liabilities.

All the covenants mentioned above are calculated on a consolidated basis, except for item IV which refers to the parent company Metalurgica Gerdau S.A., and have been complied with. The penalty for non-compliance is the prepayment of the contracts.

    d)   Credit lines

The subsidiary Gerdau Acominas S.A. has a credit line in the amount of US$ 240 million (R$ 533,328 at September 30, 2005) with ABN AMRO Bank N.V., The Bank of Tokyo-Mitsubishi and UFJ Bank Limited. This credit line is guaranteed by Nippon Export and Investment Insurance (NEXI), and has a seven-year term, of which two years as a grace period and five of amortization.

The funds will be used for modernization of the Ouro Branco plant and there is no relation with import or export receivables.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The North American subsidiaries have a credit line in the amount of US$ 350 million, equivalent to R$ 777,770 at September 30, 2005, falling due in June 2008, which can be drawn in U.S. dollars (at the LIBOR rate plus interest of between 2.25% and 2.75% p.a. or US Prime/FED Funds plus interest of 0.5% p.a.) or in Canadian dollars (at the Bankers Acceptance (BA) rate plus interest of between 2.35% and 2.85% p.a. or Canadian Prime plus interest of 1.00% p.a.). The distribution of this credit line among the companies is made in proportion to the working capital of each North American subsidiary.

The subsidiary Gerdau Aza S.A. has a credit line for working capital amounting to Clp$ 41 billion, equivalent to R$ 172,069 at September 30, 2005, bearing interest of 3.60% p.a., and a credit line for fixed assets in the amount of Clp$ 3 billion, equivalent to R$ 12,590 at September 30, 2005, bearing interest of 6.12% p.a.


15       DEBENTURES


                              General                      Number
                                         -------------------------
        Issue                 Meeting       Issued   In portfolio       Maturity        Annual rate   9/30/2005     6/30/2005
------------------         ----------    ---------   -------------    ----------     --------------  ----------   -----------
3rd  - A and B             05.27.1982     144,000         53,645      06.01.2011                CDI    165,486      160,026
7th                        07.14.1982      68,400         41,806      07.01.2012                CDI     59,334       71,902
8th                        11.11.1982     179,964         12,128      05.02.2013                CDI    244,663      192,217
9th                        06.10.1983     125,640         47,132      09.01.2014                CDI    175,160      212,107
11th - A and B             06.29.1990     150,000         82,365      06.01.2020                CDI    143,055      136,232
13th                       11.23.2001      30,000         30,000      11.01.2008         CDI less 2%         -            -
Company                                                                                                787,698      772,484
                                                                                                     ----------   -----------
Gerdau Ameristeel                         125,000
Corp.                       4.23.1997                          -     04.30.2007              6.50%     213,329      205,524
Debentures held by consolidated subsidiaries                                                                 -       (7,053)
                                                                                                     ----------   -----------
Consolidated                                                                                         1,001,027      978,008
                                                                                                     ==========   ===========
Current portion                                                                                          6,479       2,597
Long-term portion                                                                                      994,548     975,411


The debentures of Gerdau Ameristeel Corporation are convertible into common shares of that subsidiary up to their maturity date and are stated in Canadian dollars.

The controlling shareholders hold, directly or indirectly, R$ 588,391 at September 30, 2005 (June 30, 2005 - R$ 581,838) of the outstanding debentures.


16       FINANCIAL INSTRUMENTS

    a) General comments - Gerdau S.A. and its subsidiaries enter into transactions involving financial instruments, the risks of which are managed through financial positions and exposure limit

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


controls. All instruments are fully recorded in the books of account and mainly relate to the instruments listed below:

- financial investments - are recorded at their redemption value as of the date of the Quarterly Information and are explained and presented in Note 5;

- investments - are explained and presented in Note 11;

- related companies - are explained and presented in Note 21;

- loans and financing - are explained and presented in Note 14;

- debentures - are explained and presented in Note 15; and

- financial derivatives - in order to minimize the effects of fluctuations in foreign exchange rates on their liabilities, the subsidiaries Gerdau Acominas S.A. and Dona Francisca Energetica S.A. entered into swap contracts that were converted into Brazilian reais on the contract date and linked to changes in the CDI interest rate and the General Market Price Index (IGP-M), plus additional interest. The subsidiaries Gerdau Acominas S.A. and Gerdau Ameristeel Corporation also entered into swap contracts, linked to the London Interbank Offered Rate (LIBOR).

The swap contracts are listed below:



                                                                                                                 Consolidated
-----------------------------------------------------------------------------------------------------------------------------
                                                     Amount - US$
      Contract date                 Purpose            thousand               Annual rate                   Maturity
-------------------------      ----------------      -------------  -----------------------------   ------------------------
 07.16.2001 to 07.18.2001         Prepayment                11,649      85.55% to 92.80% of CDI     12.29.2005 to 03.01.2006
        04.17.2003               Fixed assets                5,790         IGP-M+12.95% p.a.        11.15.2005 to 11.16.2010
        04.17.2003               Fixed assets               12,173     97.00% to 100.90% of CDI     11.15.2005 to 11.16.2013
   10/30 to 11/03/2003            Bank notes               200,000   LIBOR + interest of 6.09% to           7/15/2011
                                                                                 6.13%
        01/31/2005               Fixed assets              240,000               5.64%                     11/30/2011


    b) Market value - the market values of the financial instruments are as follows:


                                                                                                                    Company
-----------------------------------------------------------------------------------------------------------------------------
                                                                              9/30/2005                           6/30/2005
                                                     --------------------------------------------   ------------------------
                                                           Book                  Market                    Book      Market
                                                          value                   value                   value       value
                                                     -------------  -----------------------------   -----------  -----------
Financial investments                                 1,341,154               1,341,154                  17,764      17,764
Debentures                                              787,698                 787,698                 772,484     772,484
Investments                                           8,612,374               8,612,374               8,167,500   8,167,500
Related companies (liabilities)                         119,328                 119,328                 108,567     108,567
Stock options (liabilities) - Note 25                         -                  11,763                       -      11,958
Treasury shares - Note 23                                60,254                 101,973                  56,778      65,553

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



                                                                                                               Consolidated
                                                 ----------------------------------------------------------------------------
                                                                              9/30/2005                           6/30/2005
                                                    --------------------------------------------   ------------------------
                                                                Book             Market               Book           Market
                                                               value              value              value            value
                                                     -------------  -----------------------------   -----------  -----------
Financial investments                                      4,457,402          4,457,402               2,406,856   2,406,856
Securitization financing                                     525,905            525,905                 556,084     556,084
Import financing                                             445,762            445,762                 478,492     478,492
Prepayment financing                                         767,854            767,582                 584,297     583,007
Financing - Resolution 2770                                        -                  -                       -           -
Bank notes financing                                         889,337          1,075,431                 943,334   1,066,779
Fixed asset financing                                         80,969             84,509                  50,067      51,426
Perpetual bonds                                            1,333,320          1,357,986                       -           -
Other financing                                            2,201,209          2,201,209               2,181,095   2,181,095
Debentures                                                   994,548          1,025,897                 975,411     975,411
Investments                                                  149,676            149,676                  58,586      58,586
Related companies (assets)                                     3,751              3,751                   2,244       2,244
Stock options (liabilities) - Note 25                              -             14,241                       -      14,579
Swap contracts - fixed assets (assets)                         2,875              2,875                       -           -
Swap contracts - fixed assets (liabilities)                        -                  -                   4,198       4,198
Swap contracts - investments (liabilities)                       795                795                   1,913       1,913



The market values of the swap contracts of subsidiaries in Brazil were obtained based on future income projections for each contract, calculated based on the present value of the forward U.S. dollar plus coupon rates (assets) and CDI/IGPM future rates (liabilities) and adjusted to present value on the date of the Quarterly Information, using the projected future CDI/IGPM rate for each maturity. The same methodology is applied for the calculation of the market values of the swap contracts of the subsidiary Gerdau Ameristeel Corporation, using the LIBOR rate.

Swap contracts related to financing contracts are classified together with the related financing, as a contra entry to the "Financial expenses/income, net" account, and are stated at cost plus accrued charges up to the date of the Quarterly Information. Contracts not linked to such financing have been recorded at their market value under the headings "Judicial deposits and other" (assets) and "Other accounts payable" (liabilities).

The Company believes that the balances of the other financial instruments, which are recorded in the books at net contracted values, are substantially similar to those that would be obtained if they were negotiated in the market. However, because the markets for these instruments are not active, differences could exist if they were settled in advance.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    c) Risk factors that could affect the Company's and its subsidiaries' business

Price risk: this risk is related to the possibility of price variations of the products that the subsidiaries sell or in the raw material prices and other inputs used in the production process. Since the subsidiaries operate in a commodity market, their sales revenues and cost of sales may be affected by the changes in the international prices of their products or materials. In order to minimize this risk, the subsidiaries constantly monitor the price variations in the local and international markets.

Interest rate risk: this risk arises as a result of the possibility of losses (or gains) due to fluctuations in interest rates relating to assets (financial investments) and liabilities. In order to minimize possible impacts resulting from interest rate fluctuations, the Company and its subsidiaries have adopted a policy of diversification, alternating between fixed rates and variable rates (such as LIBOR and the CDI) and periodically renegotiate contracts to adjust them to market.

Exchange rate risk: this risk is related to the possibility of fluctuations in foreign exchange rates affecting financial expenses (or income) and the liability (or asset) balances of contracts denominated in a foreign currency. In addition to the foreign investments which are a natural hedge, the Company and its subsidiaries use "hedge" instruments, usually swaps contracts, as described in item "a" above, to manage the effects of these fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales or investments with financial institutions. In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in detail the financial and equity position of their customers, establishing a credit limit and constantly monitoring their balances. In relation to financial investments, the Company and its subsidiaries invest solely in institutions with low credit risk, as assessed by rating agencies. In addition, each institution has a maximum limit for investment, determined by the Credit Committee.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


17       FINANCIAL EXPENSES/INCOME, NET

                                                                          Company                         Consolidated
                                                 ----------------------------------------------------------------------
                                                       9/30/2005        9/30/2004          9/30/2005         9/30/2004
                                                 -----------------     ------------      -----------      -------------
Financial income
Financial investments                                      4,453           16,450            232,328            89,542
Interest received                                              2              301             22,438            21,333
Monetary variations                                            -               62              2,003             2,678
Foreign exchange variations                                   61                1           (24,787)          (13,383)
Foreign exchange swaps                                         -                -                  -             4,216
Other financial income                                     4,080           22,105             13,223            63,354
                                                 -----------------     ------------      -----------      -------------
Total financial income                                     8,596           38,919            245,205           167,740
                                                 =================     ============      ===========      =============

Financial expenses
Interest on debt                                        (99,045)         (30,355)          (356,318)         (326,102)
Monetary variations                                      (1,701)            (409)            (9,401)          (18,824)
Foreign exchange variations                               43,836            3,993            445,370             4,489
Foreign exchange swaps                                         -                -           (57,515)           (9,015)
Interest rate swaps                                            -                -            (1,910)                 -
Other financial expenses                                 (4,850)          (3,354)           (75,778)          (76,827)
                                                 -----------------     ------------      -----------      -------------
Total financial expenses                                (61,760)         (30,125)           (55,552)         (426,279)
                                                 =================     ============      ===========      =============



18       TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

                                                                          Company                        Consolidated
                                                 ----------------------------------------------------------------------
                                                       9/30/2005       6/30/2005           9/30/2005         6/30/2005
                                                 -----------------     ------------      -----------      -------------
Income tax and social contribution on net income           5,463               -              96,395           127,963
Social charges on payroll                                    289             215              66,464            59,936
Value-added tax on sales and services (ICMS)                   -               -              43,977            37,237
Social contribution on revenues (COFINS)                   5,621               1              36,352            35,459
Excise tax (IPI)                                               -               -              28,387            25,400
Social Integration Program (PIS)                               1               -               6,681             7,688
Income tax and social contribution withheld at source        628              90              20,891             4,690
Taxes payable in installments                                 75              90               3,586             5,639
Other                                                          3               -              46,690            37,069
                                                 -----------------     ------------      -----------      -------------
                                                          12,080             396             349,423           341,081
                                                 =================     ============      ===========      =============

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


19       SPECIAL INSTALLMENT PAYMENT PROGRAM (PAES)

The proportionally consolidated (52%) subsidiary Dona Francisca Energetica S.A. enrolled in the PAES, established by Law 10684/03, at the Federal Revenue Secretariat, to settle Corporate Income Tax (IRPJ), Social Contribution on Net Income (CSLL), Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) liabilities. The balances of these tax liabilities are recorded in "taxes and contributions payable", in current liabilities, and in "other accounts payable", in long-term liabilities. The balances of the renegotiated taxes, which were divided into 180 installments of which 152 are not yet due, are restated by the Long-term Interest Rate Index (TJLP) and are as follows:


                                                                        Company                                 Consolidated
                                      ----------------------------------------------------------------------------------------
                                                                      9/30/2005                                    6/30/2005
                                      ----------------------------------------------------------------------------------------
                                        Principal       Interest          Total      Principal       Interest          Total
                                      -----------     ------------     --------    ------------     ----------       ---------
IRPJ                                       19,168          4,385         23,553         19,546          3,995         23,541
CSLL                                        6,949          1,589          8,538          7,086          1,448          8,534
PIS                                           680            155            835            693            141            834
COFINS                                      3,140            718          3,858          3,202            654          3,856
                                      -----------     ------------     --------    ------------     ----------       ---------
Total                                      29,937          6,847         36,784         30,527          6,238         36,765
                                      ===========     ============     ========    ============     ==========       =========
Current                                     2,363            540          2,903          2,363            483          2,846
Long-term                                  27,574          6,307         33,881         28,164          5,755         33,919

Dona Francisca Energetica S.A. pays its taxes, contributions and other liabilities on their due dates, which is a basic requirement to remain eligible for the PAES program.


20       PROVISION FOR CONTINGENCIES

The Company and its subsidiaries are parties in labor, civil, and tax processes. Based on the opinion of its legal advisors, management believes that the provision for contingencies is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position of the Company at September 30, 2005.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


Balances of contingencies net of the related judicial deposits are as follows:


                                                                                         Company                   Consolidated
                                                                       -------------------------    -----------    ------------
                                                                       9/30/2005       6/30/2005      9/30/2005       6/30/2005
a) Tax contingencies                                                   ---------       ---------    -----------    ------------
Compulsory loans - Eletrobras                              (a.1)          50,456          50,456         50,456          50,456
FINSOCIAL                                                  (a.2)           6,891           6,891          6,898           6,898
ICMS                                                       (a.3)           1,099           1,099         18,759          18,503
Social contribution on net income                          (a.4)           7,216           7,216          7,333           7,333
Corporate income tax                                       (a.5)          19,993          19,993         19,993          19,993
National Institute of Social Security (INSS)               (a.6)          12,963          12,963         29,352          25,884
PIS                                                        (a.7)           1,831           1,831          1,904           1,904
COFINS                                                     (a.7)           6,387           6,387          6,935           6,935
Emergency Capacity Charge                                  (a.8)           9,368           9,368         33,030          31,508
Extraordinary Tariff Recomposition                         (a.8)           5,283           5,283         18,230          16,716
Government Severance Indemnity Fund for
 Employees (FGTS)
 and other tax contingencies                               (a.9)             305             305          2,419           1,862
(-) Judicial deposits                                      (a.10)       (34,818)        (34,818)       (96,895)        (86,983)
                                                                       ---------       ---------    -----------    ------------
                                                                          86,974          86,974         98,414         101,009
b) Labor contingencies                                     (b.1)          10,963          10,963         50,712          50,603
(-) Judicial deposits                                      (b.2)         (3,055)         (3,055)       (10,269)        (10,338)
                                                                       ---------       ---------    -----------    ------------
                                                                           7,908           7,908         40,443          40,265
c) Civil contingencies                                     (c.1)               -               -         99,121          99,523
(-) Judicial deposits                                      (c.2)               -               -        (1,207)         (1,224)
                                                                       ---------       ---------    -----------    ------------
                                                                               -               -         97,914          98,299
                                                                       ---------       ---------    -----------    ------------
     Total liabilities provided                                           94,882          94,882        236,771         239,573
                                                                       =========       =========    ===========    ============

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


I)  Contingent liabilities provided

    a)   Tax contingencies

    a.1) Compulsory loans to Eletrobras, the constitutionality of which is being questioned by the Company. In March 1995, the Federal Supreme Court judged the proceedings against the taxpayers. Certain of the Company's proceedings are pending decision, but the outcomes are already foreseeable, in view of the prior decisions. The Company recorded a provision related to "compulsory loans", taking into consideration that, although the payment to Eletrobras was made as a loan: (i) the reimbursement to the Company would probably be in the form of shares of Eletrobras; (ii) the conversion will be made based on the net asset book value of the shares; and (iii) based on the current available information, the shares of Eletrobras are valued at substantially less than the net asset book value.

    a.2) Lawsuit relating to the unconstitutionality of the Social Investment Fund (FINSOCIAL). Although the Supreme Court has confirmed the constitutionality of the tax at the rate of 0.5%, some of the Company's claims are still pending judgment, most of them in the Superior Courts.

    a.3) Lawsuits relating to amounts for Value-Added Tax on Sales and Services
    (ICMS), the majority of which relates to credit rights involving the Finance Secretariat and the State Courts of the First Instance in the state of Minas Gerais.

    a.4) The amounts refer to challenges of the constitutionality of the social contribution on net income in 1989, 1990 and 1992. Some proceedings are pending decision, most of them in the Superior Courts.

    a.5) Lawsuits relating to Corporate Income Tax (IRPJ) being litigated at the administrative sphere.

    a.6) Contributions due to the INSS which correspond to lawsuits for annulment by the Company with judicial deposits of practically the whole amount involved, in progress in the Federal Court of the First Instance in the state of Rio de Janeiro.

In the consolidated information, the additional provision also refers to lawsuits questioning the position of the INSS charging INSS contributions on profit sharing payments made by the subsidiary Gerdau Acominas S.A., as well as on payments for services rendered by third parties, in which the Institute calculated charges for the last ten years and assessed the Company because it understands that it is jointly liable. The assessments were maintained at the administrative level, and Gerdau Acominas S.A. filed annulment actions with the judicial deposit of the corresponding amount, based on the understanding that the right to assess part of the charge had prescribed and that there is no such liability.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    a.7) Contributions for the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS), in connection with lawsuits questioning the constitutionality of Law 9718, which changed the calculation basis of these contributions. These lawsuits are in progress in the Federal Regional Court of the 2nd Region and the Federal Supreme Court.

    a.8) Emergency Capacity Charge (ECE) and Extraordinary Tariff Recomposition
    (RTE), charges included in the electric energy bills of the Company's plants. According to the Company, these charges are of a tax nature and, as such, are incompatible with the National Tax System provided in the Federal Constitution. For this reason, the constitutionality of these charges are being challenged in court. The lawsuits are in progress in the Federal Justice of the First Instance of the states of Pernambuco, Ceara, Minas Gerais, Rio de Janeiro, Sao Paulo, Parana, and Rio Grande do Sul, as well as in the Federal Regional Courts of the 1st, 2nd and 5th Regions. The companies have fully deposited in court the amount of the disputed charges.

    a.9) he provision mainly refers to a lawsuit brought by the subsidiary Gerdau Acominas S.A. regarding the increased charges for the Government Severance Indemnity Fund for Employees (FGTS), which arose from the changes introduced by Complementary Law 110/01. Currently, the corresponding court injunction is awaiting the judgment of the extraordinary appeal filed by that company. The amount provided is fully deposited in court.

    a.10)The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters. The balances of these credits are classified as a reduction of the provision for tax contingencies.

    b)   Labor contingencies

    b.1) The Company is also party in labor claims. None of these claims refer to individually significant amounts, and the lawsuits mainly involve claims for overtime pay, health hazards and risk premium, among others.

    b.2) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters and are classified as a reduction of the provision for labor contingencies.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    c)   Civil contingencies

    c.1) The Company is also defending in court, in the consolidated information, civil claims arising from the normal course of operations, including claims arising from work accidents.

The provision refers mainly to the issue involving the jointly-owned (52%) subsidiary Dona Francisca Energetica S.A. According to a resolution of the Brazilian Electricity Regulatory Agency (ANEEL), the operations of the subsidiary are restricted to the South of Brazil submarket. Since some of its transactions were carried out in the remaining submarkets, Dona Francisca Energetica S.A. may have to acquire the energy it sells from third parties. The subsidiary challenges in court the validity of the ANEEL resolution and has obtained a favorable preliminary injunction.

    c.2) The judicial deposits relate to amounts deposited and maintained in court until the resolution of the related legal matters and are classified as a reduction of the provision for civil contingencies.

II) Contingent liabilities not provided

    a)   Tax contingencies

    a.1) The Company is defendant in assessments filed by the state of Minas Gerais demanding ICMS tax payments arising mainly from the sales of products to commercial exporters. The restated amount of the lawsuits totals R$ 32,012. The Company has not recorded any provision for contingency in relation to these claims since it considers this tax is not payable, because products for export are exempted from ICMS.

    a.2) The Company and its subsidiary Gerdau Acominas S.A. are defendants in assessments filed by the state of Minas Gerais, which demand ICMS tax payments on the export of semi-finished manufactured products. The subsidiary Gerdau Acominas S.A. also filed a lawsuit for the annulment of a requirement of the same nature. The total amount demanded is R$ 266,597. The companies have not recorded any provision for contingency in relation to these claims since they consider this tax is not payable because the products cannot be considered semi-finished manufactured products as defined by the federal complementary law and, therefore, are not subject to ICMS.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    a.3) Also, an amount of R$ 74,025 is being demanded due to the understanding of the Federal Revenue Secretariat that the transactions carried out by the subsidiary Gerdau Acominas S.A., under the drawback concession granted by DECEX, were not in conformity with the legislation. Gerdau Acominas filed a preliminary administrative defense of the legality of the arrangement. In January 2005, Gerdau Acominas was advised that its defense was rejected. It has appealed against this decision and is currently awaiting judgment.

The tax liability has not been definitively established. The arrangement which originated the demand conforms to the assumptions required for the drawback concession, and also the concession was granted after analysis by the legal administrative authority. Accordingly, Gerdau Acominas S.A. believes that success is possible, considering that the matter will only be definitively decided after a Court judgment, and has therefore not recorded any provision for the contingency.

    a.4)

         On December 6, 2000, the Company enrolled in the Tax Recovery (REFIS) Program to pay the Social Integration Program (PIS) and the Social Contribution on Revenues (COFINS) contributions in installments The constitutionality of the use of credits of R$ 40,118 acquired from third parties to settle the Company's own interest and penalties is being challenged in court. This occurred because the Federal Revenue authorities understand that tax credits must first be used to offset the assignor's own debts, only transferring the excess to the assignee. This understanding, based solely on a REFIS Management Committee Resolution, edited subsequent to the Company's enrollment in the Program, does not have a legal basis. In fact, the law which established the Program authorized, with no conditions, the purchase of third party tax credits for offset against own liabilities.

    b)   Civil contingencies

    b.1)

         Antitrust process involving Gerdau S.A., related to the representation made by two civil construction syndicates in the state of Sao Paulo which alleged that Gerdau S.A. and other long steel producers in Brazil divide customers among them, violating the antitrust legislation. After investigations carried out by the National Secretariat of Economic Law (SDE) and based on public hearings, the SDE is of the opinion that a cartel exists. This conclusion was also supported by an earlier opinion by the Secretariat for Economic Monitoring (SEAE). On September 23, 2005, the Administrative Council for Economic Defense (CADE) issued a judgment on the representation which was unfavorable to Gerdau S.A. The decision has not yet been published.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


Gerdau S.A. has entered into a legal action with a view to annulling the above mentioned administrative process, based on the formal irregularities noted in its content. This legal action is in progress and, at present, is awaiting judgment in the lower court. If the processual irregularities alleged by Gerdau S.A. are recognized by the courts, the CADE decision will be annulled.

It should be noted that just prior to the CADE decision, the Federal Public Ministry of the State of Minas Gerais issued a judgment on a Public Civil Action, based on the above mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities with contravened the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

Gerdau S.A. denies having engaged in any type of anti-competitive conduct and believes, based on information available, including the opinion of its legal advisors, that the administrative process until now includes many irregularities, some of which are impossible to resolve. In relation to the merit, Gerdau is sure that It did not practice the alleged conduct and, in this regard, its convictions are supported by renowned experts and the Company, consequently, believes in the possibility of its conviction being reversed.

    b.2) A civil lawsuit has been filed against Gerdau Acominas S.A. regarding the termination of a contract for the supply of slag and indemnities for losses and damages. At December 30, 2004, the lawsuit amounted to approximately R$ 37,014. Gerdau Acominas S.A. contested all bases for the lawsuit and filed a counterclaim for termination of the contract and indemnity for breach of contract. The judge declared the contract to be terminated, since this demand was common to both parties. With regards to the remaining discussion, the judge understood that both parties were at fault and judged the requests for indemnity unfounded.

This decision was maintained by the Court of Civil Appeals of the State of Minas Gerais (TAMG), and the court decision is based on expert evidence and interpretation of the contract. The process was submitted to the High Court of Justice (STJ) and was returned to the TAMG for judgment of the appeal requesting clarification of the decision.

Gerdau Acominas S.A. believes that any loss from the case is remote, since it understands that a change in the judgment is unlikely.

As regards the termination and the fact that the indemnity claimed by the supplier is not payable, the Court of Civil Appeals of the State of Minas Gerais confirmed the termination of the contract and granted the appeal by Gerdau Acominas to charge the supplier for the costs of removal of the slag, maintaining that the latter's claim has no grounds.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The supplier attempted to appeal to the STJ. The appeal was not accepted and an interlocutory appeal was granted, the merit of which was not asserted but was partially admitted in order that the Court of Civil Appeals of the State of Minas Gerais could "indicate which contractual clause the supplier did not comply with". The Court of Civil Appeals of the State of Minas Gerais judged the matter again, as established by the STJ. The court decision was published on March 15, 2005 and clarified the matter, confirming non-compliance by the supplier. The decision was based on evidentiary analysis and interpretation of the contract, which practically annuls any chance of success of new appeals by the suppliers. Accordingly, Gerdau Acominas' belief that the loss is remote is strengthened.

    b.3) A civil lawsuit has been filed by Sul America Cia. Nacional de Seguros against Gerdau Acominas S.A. and Banco Westdeustsche Landesbank Girozentrale, New York Branch (WestLB), for the payment of R$ 34,383 to settle an indemnity claim, which has been deposited in court. The insurance company pleads doubt in relation to whom payment should be made and alleges that the Company is resisting in receiving and settling the amount. The lawsuit was contested both by the bank (which claims having no right over the amount deposited, which resolves the doubt raised by Sul America) and by the subsidiary (which claims that there is no such doubt and that there is justification to refuse payment since the amount owed by Sul America is higher than the amount involved). Subsequently, Sul America claimed fault in the Bank's representation, which resulted in the matter being settled, and requested withdrawal in December 2004 of the amount deposited. The process should enter the expert evidence phase, mainly for calculation of the amount due.

Based on the opinion of its legal advisors, the subsidiary expects a loss to be remote and that the sentence will declare the amount payable to be within the amount stated in the pleading. Also, Gerdau Acominas S.A. filed, prior to this lawsuit, a lawsuit for payment of the amount recognized by the insurance companies. The lawsuit is pending. The subsidiary expects a favorable outcome in this lawsuit.

The civil lawsuits arise from an accident on March 23, 2002 with the blast furnace regenerators of the Ouro Branco steel mill, which resulted in the stoppage of several activities, with material damages to the steel mill equipment and loss of profits. The equipment, as well as the loss of profits arising from the accident, were covered by an insurance policy. The report on the event, as well as the loss claim, was filed with IRB - Brasil Resseguros S.A., and an advance payment of R$ 62,000 was received in 2002.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


In 2002, a preliminary and conservative estimate of indemnities was recorded, related to the coverage of loss of profits and material damages, in the total amount of approximately R$ 110,000, based on the amount of fixed costs incurred during the period of partial stoppage of the steel mill activities and the immediate expenses to be incurred to recover the equipment temporarily. This estimate approximates the advance amount received (R$ 62,000) plus the amount proposed by the insurance company as a complement to settle the indemnity (R$ 34,383). Subsequently, new amounts were added to the discussion, as stated in the subsidiary's plea, although not yet recorded. In addition to these amounts, the Company incurred other costs for recovery of the damages arising from the accident, as well as other corresponding losses which were listed in its challenge of the lawsuit in progress and which will be confirmed during the preliminary instruction for the lawsuit, when they will be recorded.

Based on the opinion of its legal advisors, the Company considers that losses from other contingencies that may affect the results of operations or the Company's consolidated financial position are remote.

III)     Contingent gains not recorded

    a)   Tax contingencies

    a.1)

         The Company believes that the realization of certain contingent gains is possible. Among them is a court-order debt security issued in 1999 in favor of the Company by the state of Rio de Janeiro in the amount of R$ 26,580, arising from an ordinary lawsuit against the non-compliance with the Loan Agreement for Periodic Execution in Cash under the Special Industrial Development Program (PRODI).

Due to the default by the state of Rio de Janeiro and the non-regulation of Constitutional Amendment 30/00, which granted the government a ten-year moratorium for payment of securities issued to cover court-order debts not related to food, the realization of this credit is not expected in 2005 and following years. For this reason, this gain is not recognized in the financial statements.

    a.2)

         Gerdau S.A. and its subsidiaries have filed several ordinary proceedings relating to the correct basis of calculation of PIS under Complementary Law 07/70, due to the declarations of unconstitutionality of Decree Laws 2445/88 and 2449/88.

The Company and its subsidiaries have already been successful in certain proceedings and recorded the related credits in prior quarters, in accordance with the date of final decision took place. There is yet another lawsuit in progress and the Company expects to recover credits in the approximate amount of R$ 19,959.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    a.3) Also, the Company and its subsidiaries Gerdau Acominas S.A. and Margusa
    - Maranhao Gusa S.A. expect to recover IPI premium credits. Gerdau S.A. and the subsidiary Margusa Maranhao Gusa S.A. have filed administrative appeals for recovery, which are pending judgment. With regards to the subsidiary Gerdau Acominas S.A., the proceedings were directed to the courts, with an unfavorable judgment. Currently, the process awaits judgment of the appeal filed by the Company. The Company estimates the credits at R$ 394,002 (consolidated) but no accounting recognition has been made thereof because of uncertainty as to realization.


21       RELATED COMPANIES

    a) Analysis of loan balances



                                                                             Company                            Consolidated
                                                        ----------------------------            -----------------------------
                                                        9/30/2005          6/30/2005            9/30/2005          6/30/2005
                                                        ---------          ---------            ---------          ----------
Fundacao Gerdau                                             (338)                  -                3,864                853
Gerdau Acominas S.A .                                           -            (8,708)                    -                  -
Gerdau Acos Longos S.A.                                  (23,772)                  -                    -                  -
GTL Financial Corp.                                      (95,218)           (99,859)                    -                  -
Metalurgica Gerdau S.A.                                         -                  -                    -              1,849
Santa Felicidade Com Imp Exp Prod Sid Ltda.                     -                  -                    -              (341)
Other                                                           -                  -                (113)              (117)
                                                        ---------          ---------            ---------          ----------
Total                                                   (119,328)          (108,567)                3,751              2,244
                                                        =========          =========            =========          ==========
Financial income (expenses), net                           15,552             10,910               10,098             10,189


    b)   Commercial transactions

                                                                                                 Company  - 2005
                                                                                --------------------------------
                                                                                    Income              Accounts
                                                                                (expenses)            receivable
                                                                                ----------            ----------
Banco Gerdau S.A.                                                                      101                 2,239
Indac - Ind. Adm. e Comercio S.A. (*)                                              (4,589)                     -
Grupo Gerdau Empreend. Ltda (**)                                                     (300)                     -

(*) Payments of guarantees of loans.
(**) Payments for the use of the Gerdau name

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


    a) Guarantees granted - The Company is the guarantor of loan agreements of the jointly-owned subsidiary Dona Francisca Energetica S.A., in the total amount of R$ 94,193, corresponding to 51.82% of the joint guarantee. The Company is also the guarantor of the Euro Commercial Paper program of the subsidiary GTL Trade Finance Inc., of US$ 110 million, equivalent to R$ 244,442 at the date of the Quarterly Information. The Company is also the guarantor of financing agreements of the subsidiary GTL Financial Corp., of US$ 35,087 thousand, equivalent to R$ 77,970 and securitization operations of the subsidiary Gerdau Acominas Overseas Ltda., of US$ 233 million, equivalent to R$ 517,773 at the date of the Quarterly Information. The subsidiaries Gerdau Acominas S.A. and Gerdau Comercial de Acos S.A. are the guarantors of the vendor financing loan agreement of the associated company Banco Gerdau S.A., in the amount of R$ 32,968 and R$ 15,762, respectively.


22       POST-EMPLOYMENT BENEFITS

    a)   Pension plan - defined benefit

The Company and other Group subsidiaries in Brazil are the co-sponsors of defined benefit pension plans that cover substantially all employees in Brazil ("Acominas Plan" and "Gerdau Plan").

The Acominas Plan is managed by Fundacao Acominas de Seguridade Social - Acos, a closed supplementary pension entity, and is intended to complement the social security benefits of employees and retired employees of the Ouro Branco unit of Gerdau Acominas S.A. The assets of the Acominas Plan mainly comprise investments in bank deposit certificates, federal public securities, marketable securities and properties.

The Gerdau Plan is managed by Gerdau - Sociedade de Previdencia Privada, a closed supplementary pension entity, and is intended to complement the social security benefits of employees and retired employees of the Company, of the other units of Gerdau Acominas S.A. and of other subsidiaries in Brazil. The assets of the Gerdau Plan comprise investments in bank deposit certificates, federal public securities and marketable securities.

Also, the Canadian and American subsidiaries sponsor defined benefit plans (Canadian Plan and American Plan) that cover substantially all of their employees. The Canadian and American plans are managed by CIBC Mellon and Wells Fargo, respectively, and complement the social security benefits of employees of Gerdau Ameristeel Corporation and its subsidiaries. The assets of the Plans mainly comprise marketable securities.

(A free translation of the original in Portuguese)         Corporate Legislation
FEDERAL GOVERNMENT SERVICE                                             9/30/2005
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
Commercial, Industrial and other companies


01.01 - IDENTIFICATION

1 - CVM CODE  2 - COMPANY NAME  3 - Federal Corporate Registration Number (CNPJ)
00398-0       Gerdau S.A.       33.611.500/0001-19

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------


The current expense of the defined pension plan is as follows:


                                                                                 Company                        Consolidated
                                                            ----------------------------        ------------------------------
                                                            9/30/2005          9/30/2004        9/30/2005          9/30/2004
                                                            ---------          ---------        ---------          ----------
Cost of current service                                           118                 83           36,860             36,535
Interest cost                                                     339                259           94,866             97,208
Expected return of plan assets                                   (592)              (427)        (128,231)          (124,337)
Amortization of past service costs                                 11                  -              500                617
Amortization of unrecognized liability                              -                  -              293                369
Amortization of (gain) loss                                       (77)               (37)              28              2,525
Employees' expected contribution                                    -                  -           (3,935)             (3,287)
                                                            ---------          ---------        ---------          ----------
Pension plan cost (benefit), net                                (201)              (122)              381              9,630
                                                            =========          =========        =========          ==========

    b)   Pension plan - defined contribution

The Company and its subsidiaries in Brazil are also the co-sponsors of a defined contribution pension plan administered by Gerdau - Sociedade de Previdencia Privada. Contributions are based on a percentage of the compensation of employees.

The foreign subsidiary Gerdau AmeriSteel US Inc. has a defined contribution plan, the contributions to which are equivalent to 50% of the amount paid by the participants, limited to 4% of salary. The other companies do not have this type of pension plan.

    c)   Other post-employment benefits

The Company estimates that the amount payable to executives on their retirement or discharge totals R$ 7,762 (consolidated) at September 30, 2005 (R$ 7,587 at June 30, 2005 - consolidated).

The Canadian and American Plans include, in addition to pension benefits, specific health benefits for employees who retire after a certain age and with a certain number of years of service. Gerdau Ameristeel Corporation and its subsidiaries have the right to change or eliminate these benefits, and the contributions are based on amounts actuarially calculated.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

The composition of the net periodic cost for the post-employment health benefits is as follows:

                                                        Consolidated
                                           --------------------------
                                             9/30/2005     9/30/2004
                                           ------------ -------------
Cost of service                                  1,887         1,990
Interest cost                                    3,587         4,682
Amortization of past service costs               (353)         (455)
Amortization of (gain) loss                         53            60
                                           ------------ -------------
Expense for post-retirement health               5,174         6,277
benefits, net
                                           ============ =============

Considering all types of benefits to employees granted by the Company, their status at September 30, 2005 was as follows:

                                                             Consolidated
                                                 -------------------------
                                                   9/30/2005    6/30/2005
                                                 ------------ ------------
Pension plan actuarial liability- defined            124,157
benefit                                                           120,888
Actuarial liability with post-employment health      115,187
benefit                                                           116,970
Liability for retirement and discharge benefits        7,762        7,587
                                                 ------------ ------------
Total liabilities                                    247,106      245,445
                                                 ============ ============

23    SHAREHOLDERS' EQUITY

a) Capital - authorized capital at September 30, 2005 comprised 400,000,000 common shares (400,000,000 at 6/30/2005) and 800,000,000 preferred shares
(800,000,000 at 6/30/2005), with no par value, in accordance with alterations approved at the Extraordinary General Meeting of shareholders held on April 28, 2005.

At September 30, 2005, 154,404,672 common shares (154,404,672 at 6/30/2005) and
290,657,361 preferred shares (290,657,361 at 6/30/2005) were subscribed and paid-up, totaling R$ 5,206,969 (R$ 5,206,969 at June 30, 2005). Preferred shares do not have voting rights and cannot be redeemed, but have the same rights as common shares in terms of profit sharing.

b) Treasury stock - at September 30, 2005, the Company had 3,045,695 preferred shares held in treasury (2,900,600 at 6/30/2005), totaling R$ 60,254 (R$ 56,778 at 6/30/2005), of which 2,305,495 shares related to the share repurchase program announced on November 17, 2003 and 740,200 shares related to the share repurchase program announced on May 30, 2005. These shares will be held in treasury for cancellation or to attend the "Long-term Incentive Plans" of the Company. c) Dividends - On August 22, 2005, the Company credited a dividend to shareholders of R$ 212,142 as prepayment of the minimum statutory dividend.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

24    STATUTORY PROFIT SHARING

a) The management profit sharing is limited to 10% of net income for the year, after income tax and management fees, as stated in the Company's by-laws;

b) The employees' profit sharing is linked to the attainment of operating goals and was allocated to cost of production and general and administrative expenses, as applicable.


25    LONG-TERM INCENTIVE PLANS

I) Gerdau S.A.

The Extraordinary General Meeting of shareholders held on April 30, 2003 decided, based on a previously agreed plan and within the limit of the authorized capital, to grant options to purchase preferred shares to management, employees or persons who render services to the Company or the companies under its control, and approved the formation of the Long-Term Incentive Program that represents a new form of compensation of the strategic executives of the Company. The options should be exercised in a maximum of five years after the grace period.

a)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



Summary of changes in the plan:

                                                       Stock option grants (Number of shares)
                                     ------------------------------------------------------------------------------
                                        2003          2003         2004          2004         2005           2005         Total
                                     -----------------------  --------------------------  --------------------------    ----------

Opening balance at 6/30/ 2005        1,209,692       842,517         7,288      501,022       319,413       432,999     3,312,931

Options annulled                       (12,396)       (8,264)         --        (10,051)       (5,696)       (7,489)      (43,896)

Options exercised                      (28,172)      (18,781)                    (7,352)                                  (54,305)
                                     ----------   ----------    ----------   ----------    ----------    ----------    ----------
Closing balance at 9/30/2005         1,169,124       815,472         7,288      483,619       313,717       425,510     3,214,730
                                                  ==========    ==========   ==========    ==========    ==========    ==========

Exercise price - R$                       7.96          7.96         20.33        20.33         31.75         31.75
                                                                         3            5                           5
Grace period                           3 years       5 years         years        years         years       5 years


As mentioned in Note 23b), at September 30, 2005 the Company had a total of 3,045,695 preferred shares in treasury relating to the share repurchase programs announced on November 17, 2003 and on May 30, 2005. These shares can be used for this plan.

b) At September 30, 2005, the plan status was as follows:

                                                                       Stock option grants
                                                           ---------------------------------------------  ---------------
                                                                   2003            2004            2005          Average
                                                           ---------------------------------------------  ---------------
Total stock options granted                                   1,984,596         490,907         739,227
Exercise price - R$ (adjusted by bonus)                            7.96           20.33           31.75            15.32
Fair value of options at date of grant - R$ per option
(*)                                                                2.48            5.77            5.31             3.63
Average term of option to be exercised (years)                      3.8             4.9             3.9              4.0



(*) calculated using the Black-Scholes model

The percentage of dilution in ownership that the current shareholders may experience if all options are exercised is approximately 0.7%.

II) Gerdau Ameristeel Corporation - ("Gerdau Ameristeel")

Gerdau Ameristeel Corporation and its subsidiaries have stock compensation plans for their employees, as follows:

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------




a) Former Co-Steel Plan

According to the terms of the Co-Steel Plan, "The Stock-Based Option Plan", the Company was authorized to grant purchase options to employees and directors up to the limit of 3,041,335 common shares. The exercise price was based on the closing price of the common shares in the market on the day prior to the issue of the option. The options have a maximum term of ten years and are granted during various periods, as determined by the administrator of the plan at the date of the grant, up to April 13, 2008.

b) Gerdau AmeriSteel US Inc. ("AmeriSteel") Plans

According to the terms of the Transaction Agreement relating to the acquisition of Co-Steel, the minority shareholders of AmeriSteel exchanged their shares and stock options for shares and stock options of Gerdau Ameristeel at the ratio of
9.4617 shares and stock options for each share or stock option of AmeriSteel. This exchange occurred on March 31, 2003.

b.1) Stakeholder Plan

In March 2000, the Board of Directors of AmeriSteel approved a long-term incentive plan available to the executive management (the "Stakeholder Plan") to assure that the interests of the senior management of AmeriSteel are in line with those of the AmeriSteel shareholders. The awards are determined by a formula based on the return on employed capital of AmeriSteel in a given year of the plan. The awards are granted and paid over a period of four years. The participants may choose payment in cash or in shares of AmeriSteel and Gerdau, for which a premium of 25% is given, if chosen.

b.2) SAR Plan

In July 1999, the Board of Directors of AmeriSteel approved the SAR/Shares Purchase Plan (SAR Plan) available to basically all employees. The SAR Plan authorizes the sale of 946,170 common shares to the employees during three offer periods, from July to September in 1999, 2002 and 2005. The employees who purchase the shares are rewarded with stock appreciation rights (SARs) equal to four times the number of shares purchased. SARs at market value were granted at the date of grant, determined based on an independent appraisal at the end of the prior year. SARs can be exercised at 25% annually as from the date of the grant, to be exercised over a period of ten years as from the date of the grant.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



In July 2002, the Board of Directors of AmeriSteel approved the issue of new purchase options under the SAR Plan, which were granted to the executive directors, with the exercise price determined by the fair value at the date of grant. A total of 6,244,722 SARs were authorized and issued. One-third of all awarded options and common shares are vested in two years as from the date of grant, and one third after each subsequent two-year period. The options may be exercised in up to ten years after the date of the grant.

b.3) Equity Ownership

In September 1996, the Board of Directors of AmeriSteel approved the Equity Ownership Plan of AmeriSteel Corporation (the "Equity Ownership Plan"), which grants common shares, purchase options for common shares and SARs. The maximum number of shares that may be issued under this plan is 4,152,286. AmeriSteel has granted 4,667,930 SARs and 492,955 common shares under the Equity Ownership Plan. One-third of all options and common shares issued become vested in two years from the date of the grant, and one third after each subsequent two-year period. All grants were carried out at the market value of the common shares at the date of grant, determined based on an independent appraisal at the end of the prior year. The options may be exercised for ten years as from the date of the grant.

b.4) Purchase Plan Ownership

In May 1995, the Board of Directors of AmeriSteel approved an option/purchase plan (the "Purchase Plan"), available to essentially all employees. The employees who purchased shares were rewarded with options for six times the number of shares purchased. A total of 356,602 shares were sold under the Purchase Plan at a purchase price of US$ 1.12 per share. The options were granted at market value at the date of the grant, determined based on an independent appraisal at the end of the prior year. A total of 2,139,612 options were granted under the Purchase Plan. No options are available for future grant. All shares granted can already be exercised, which may occur for ten years as from the date of the grant.

The effect on net income and shareholders' equity would have been as follows, had the expenses for the option plans of Gerdau S.A. and Gerdau Ameristeel Corporation been recorded:


                                                                                 Company                        Consolidated
                                                      -----------------------------------  ----------------------------------
                                                            Net income     Shareholders'      Net income       Shareholders'
                                                                                  equity                              equity
                                                      -----------------  ----------------  --------------  ------------------
Balances per financial statements                            2,138,941         7,784,832    2,514,745              7,784,832
Expense for the period *                                       (2,083)           (4,988)         (2,334)            (10,249)
                                                      -----------------  ----------------  ---------------  -----------------
Pro forma balances                                           2,136,858         7,779,844       2,512,411           7,774,583
                                                      =================  ================  ==============   =================

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



* using the fair value method (Black-Scholes model)


26       OTHER OPERATING INCOME

Other operating income refers, mainly, to the recognition of R$ 50,030 (Company and consolidated) by reason of the favorable outcome obtained in a lawsuit relating to overpayments of PIS (Social Integration Program), as mentioned in
Note 20.III item a.2.


27       NON-OPERATING RESULTS

Non-operating results refer, mainly, to the gain of R$ 305,839 arising from the change in shareholding (Company and Consolidated) following the merger of Gerdau Participacoes S.A. into Gerdau Acominas S.A.


28       CALCULATION OF EBITDA

                                                                Consolidated
                                       --------------------------------------
                                              9/30/2005            9/30/2004
                                       -----------------  -------------------
Gross profit                                  4,436,636            4,761,296
Selling expenses                              (371,708)             327,736)
General and administrative expenses           (825,547)             745,350)
Depreciation and amortization                   633,905              575,518
                                       -----------------  -------------------
EBITDA                                        3,873,286            4,263,728
                                       =================  ===================

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------



29       INFORMATION BY GEOGRAPHIC AREA AND BUSINESS SEGMENT

                                                                                 Geographic area
                                      ---------------------------------------------------------------------------------------
                                                          Brazil              South America (*)                North America
                                      ---------------------------  ----------------------------  ---------------------------
                                        9/30/2005      9/30/2004      9/30/2005      9/30/2004      9/30/2005      9/30/2004
                                      ------------  -------------  -------------  -------------  -------------  -------------
Net sales revenues                      7,750,431      7,320,231        793,001        540,621      7,816,009      6,841,996

Cost of sales                          (4,747,310)    (4,127,767)      (557,159)      (332,544)    (6,618,336)    (5,481,243)
Gross profit                            3,003,121      3,192,464        235,842        208,077      1,197,673      1,360,753
Selling expenses                         (327,191)      (286,263)       (18,313)        (4,454)       (26,204)       (37,019)
General and administrative expenses      (541,752)      (532,685)       (47,513)       (29,958)      (236,282)      (182,707)
Financial income (expenses), net          297,481        (98,109)        (9,780)        (4,725)       (98,048)      (155,705)
Operating profit                        2,269,156      2,128,129        136,872        169,649        757,706        993,707
Net income for the quarter (**)         1,932,198      1,574,937        104,541        135,443        478,006        775,415
EBITDA (***)                            2,534,328      2,743,660        192,977        194,361      1,145,981      1,325,707

                                                     Consolidated
                                     ----------------------------
                                         9/30/2005      9/30/2004
                                      -------------  -------------
Net sales revenues                      16,359,441     14,702,848

Cost of sales                          (11,922,805)    (9,941,554)
Gross profit                             4,436,636      4,761,294
Selling expenses                          (371,708)      (327,736)
General and administrative expenses       (825,547)      (745,350)
Financial income (expenses), net           189,653       (258,539)
Operating profit                         3,163,734      3,291,485
Net income for the quarter (**)          2,514,745      2,485,795
EBITDA (***)                             3,873,286      4,263,728



(*) Does not include Brazilian operations. (**) Net income for the quarter before minority interest.
(***) Income before financial expenses, income tax and social contribution on net income, and depreciation and amortization, as mentioned in Note 28.

The segments shown below correspond to the business units through which the Gerdau Executive Committee manages its operations: Acos Longos Brasil, Acominas (corresponding to the operations of the plant located in Ouro Branco, state of Minas Gerais), South America (not including Brazilian operations) and North America (Gerdau Ameristeel):


                                                                                           Business segment
                           --------------------------------------------------------------------------------------------------------
                                       Longos Brasil      Acominas Ouro Branco          South America (*)            North America
                           --------------------------  ------------------------  ------------------------   ----------------------
                              9/30/2005    9/30/2004    9/30/2005    9/30/2004    9/30/2005    9/30/2004    9/30/2005    9/30/2004
                           ------------  ------------  -----------  -----------  -----------  -----------   -----------------------
Net sales revenues            5,775,321    5,407,396    1,975,110    1,912,835      793,001      540,621    7,816,009    6,841,996
Identifiable assets (**)      4,567,768    3,827,577    3,551,451    3,422,174    1,175.660      694,951    5,044,917    5,260,230
Capital expenditures            555,761      271,700      306,972      223,371      297,470       19,704      254,226      188,082
Depreciation /amortization      199,779      175,940      200,486      194,317       22,961       20,696      210,794      184,680

                                        Consolidated
                            ----------- -------------
                              9/30/2005    6/30/2004
                            ----------- -------------
Net sales revenues           16,359,441   14,702,848
Identifiable assets (**)     14,339,796   13,204,932
Capital expenditures          1,414,429      702,857
Depreciation /amortization      634,020      575,633



(*) Does not include Brazilian operations.
(**) Identifiable assets: accounts receivable, inventories and fixed assets

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

04.01 - Notes to the Quarterly Information
All amounts in thousands of reais unless otherwise indicated
--------------------------------------------------------------------------------

30     SUPPLEMENTARY INFORMATION - CASH FLOWS

In order to permit additional analysis, the statement of cash flows prepared using the indirect method is being presented as supplementary information.


                                                                                   Company                Consolidated
                                                              -----------------------------  --------------------------
                                                                   9/30/2005     9/30/2004     9/30/2005     9/30/2004
                                                              ---------------  ------------  ------------  ------------
Net income for the quarter                                         2,138,941     2,195,561     2,514,745     2,485,795
 Equity in the (earnings) loss of subsidiary and associated
   companies                                                      (1,872,509)   (2,199,366)      327,119       282,916
Provision for credit risks                                                --            --        (5,808)        8,448
Gain (loss) on disposal of fixed assets                                   --            --         5,968         6,218
Gain (loss) on disposal/merger of investments                       (305,839)           --      (305,843)        4,371
Monetary and exchange variations                                     (42,196)       (3,548)     (355,670)       39,422
Depreciation and amortization                                             --       633,905       575,518
Income tax and social contribution on net income                      16,794       (38,511)      121,865       528,477
Interest on debt                                                      99,043        29,970       362,647       321,270
Contingencies/judicial deposits                                       (9,029)          (64)      (15,597)       14,175
Changes in trade accounts receivable                                      --            --       118,285      (951,517)
Changes in inventories                                                    --            --       171,683      (949,199)
Changes in suppliers                                                     (72)           --      (235,678)      506,344
Other operating activity accounts                                    (64,167)      (14,354)      168,433       116,768
    Net cash provided by (used in) operating activities              (39,034)      (30,312)    3,506,054     2,989,006
Purchase/disposal of fixed assets                                         --            --     1,160,805)     (702,857)
Changes in deferred charges                                               --            --       (22,618)      (10,404)
Acquisition/disposal of investments                                   (4,772)     (280,239)     (116,311)      (10,333)
Receipt of interest on own capital / profit sharing                  747,965       560,880            --            --
    Net cash provided by (used in) investing activities              743,193       280,641    (1,299,734)     (723,594)
Suppliers of fixed assets                                                 --            --       (26,732)       (1,576)
Working capital financing                                          1,362,782            --     1,206,030      (203,144)
Debentures                                                            (4,077)       43,033       (10,127)       29,829
Receipt of permanent asset financing                                      --            --       579,703       271,128
Payment of permanent asset financing                                      --            --      (398,602)     (548,856)
Payment of financing interest                                             --            --      (291,902)     (325,750)
Loans with related companies                                         (29,670)      242,519       (10,343)        7,868
Capital increase/treasury stock                                      (16,608)      (27,036)      536,345       (25,673)
Payment of dividends/interest on own capital and profit sharing     (690,779)     (461,061)     (839,307)     (543,366)
    Net cash used in financing activities                            621,648      (202,545)      745,065    (1,339,540)
    Changes in cash and cash equivalents                           1,325,807        47,784     2,951,385       925,872
  Cash and cash equivalents
  At the  beginning of the period                                     15,709       177,684     2,041,968     1,017,006
  Restatement of opening balance                                          --            --      (340,056)        4,740
  Opening balance of companies consolidated in the period                 --            --        38,387            --
  At the end of the period                                         1,341,516       225,468     4,691,684     1,947,618
      Analysis of final cash and cash equivalents
        Financial investments                                      1,341,154       224,428     4,457,402     1,769,200
        Cash and banks                                                   362         1,040       234,282       178,418


31       SUBSEQUENT EVENT

On November 3, 2005, the Company Management proposed to the Board of Directors the payment of a dividend for the third quarter of the current year ended on September 30, 2005. The dividend to be paid on November 30, 2005 (R$ 0.45 per common and preferred share) will be calculated and credited based on the shareholding position on November 18, 2005 and is a prepayment of the minimum statutory dividend.

         On October 12, 2005, a third issuance of euro commercial paper in the amount of US$ 200 million was concluded, with maturity at October 11, 2006 and interest of 5% a. a.



                                      * * *

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

05.01 - Comments on the Quarterly Performance of the Company
--------------------------------------------------------------------------------

The revenues of Gerdau S.A. arise basically from the investments in subsidiary and associated companies. The amount of these investments at the end of September totaled R$ 8.6 billion. In the third quarter of 2005, these investments generated equity earnings for the Company of R$ 737,2 million.

In the third quarter of this year, the net income of Gerdau S.A. totaled R$ 700,5 million (R$ 1.58 per share) compared to R$ 743,6 million during the second quarter.

At September 30, shareholders' equity amounted to R$ 7.8 billion, equivalent to R$ 17.61 per share.

At the end of the quarter, the Company presented the following financial and economic data:

                                         3rd quarter /05     Accum. 9months/05
                                         ---------------     -----------------
  Equity earnings - R$ thousand                  737,156             1,872,509
  Net income - R$ thousand                       700,517             2,138,941
  Net income per share - R$                         1.58                  4.84

                                                                       9/30/05
                                                                     ---------
  Capital - R$ thousand                                              5,206,969
  Shareholders' equity - R$ thousand                                 7,784,832
  Book value per share - R$                                              17.61

Dividends relating to the third quarter of 2005 in the amount of R$ 198.9 million (R$ 0.45 per share) will be paid on November 30, 2005 based on the shareholding position on November 18, 2005.

From January to September 2005, the shares of Gerdau S.A. (GGBR) had a movement of R$ 7.1 billion on the Sao Paulo Stock Exchange (Bovespa). This volume represents an increase of 65.6% compared with the same period in 2004. 230.2 million shares were traded in 270,878 transactions, which exceeded by 153.0% and in 92.05%, respectively, the figures of the first nine months of the prior year. During the period, the daily average of the of the preferred share transactions, which form part of the Bovespa index, attained R$ 33 million as compared to R$
21.8 million in 2004.

Transactions in ADRs of Gerdau S.A. (GGB) on the New York Stock Exchange (NYSE) totaled US$ 2.2 billion, involving 166.5 million shares up to September of this year. In comparison with the same period of 2004, there was an increase of 174.6% in value and 235.5% in quantities of ADRs negotiated. The dally average of these transactions attained US$ 11.4 million.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

05.01 - Comments on the Quarterly Performance of the Company
--------------------------------------------------------------------------------

Transactions of preferred shares of Gerdau S.A. (XGGB) on Latibex (Madrid Stock Exchange) totaled 1.3 million shares, representing (euro) 13.3 million during the first nine months of 2005. In comparison with the same period of 2004, there were increases of 364.1% and 259.5%, respectively.

In order to comply with CVM Instruction 381/2003, Gerdau S.A. informs that PricewaterhouseCoopers Auditores Independentes, the provider of external audit services to the Company, did not render any non-audit services during the third quarter of 2005.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)
--------------------------------------------------------------------------------

--------------- -------------------------------------------------------------- --------------------- ---------------------
1 - CODE        2 - DESCRIPTION                                                   3 - 9/30/2005         4 - 6/30/2005
--------------- -------------------------------------------------------------- --------------------- ---------------------
1               Total assets                                                             20,690,928            18,800,578
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01            Current assets                                                           11,447,709             9,703,021
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.01         Cash and banks                                                              234,282               220,275
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.02         Credits                                                                   6,966,836             5,002,181
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.02.01      Trade accounts receivable                                                 2,274,572             2,365,677
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.02.02      Tax credits                                                                 234,862               229,648
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.02.03      Financial investments                                                     4,457,402             2,406,856
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03         Inventories                                                               3,829,052             4,067,084
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03.01      Finished products                                                         1,562,189             1,671,834
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03.02      Work in process                                                             586,788               630,911
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03.03      Raw materials                                                               942,770             1,034,030
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03.04      Storeroom materials                                                         674,147               662,089
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.03.05      Advances to suppliers                                                        63,158                68,220
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.04         Other                                                                       417,539               413,481
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.04.01      Other accounts receivable                                                   293,352               211,680
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.01.04.02      Deferred income tax and social
                 contribution on net income                                                 124,187               201,801
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02            Long-term receivables                                                       810,977             1,007,523
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.01         Sundry credits                                                                    0                     0
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.02         Receivables from related companies                                            3,751                 2,244
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.02.01      Associated companies                                                          3,751                 2,244
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.02.02      Subsidiaries                                                                      0                     0
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.02.03      Other related companies                                                           0                     0
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.03         Other                                                                       807,226             1,005,279
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.03.01      Tax credits                                                                 152,231               146,791
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.03.02      Judicial deposits and other                                                 159,448               169,768
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.03.03      Deferred income tax and social
                 contribution on net income                                                 495,547               527,579
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.02.03.04      Deposits for future investments
                 in companies                                                                     0               161,141
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03            Permanent assets                                                          8,432,242             8,090,034
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.01         Investments                                                                 138,646                58,586
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.01.01      In associated companies                                                      97,632                48,775
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.01.02      In subsidiaries                                                                   0                     0
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.01.03      Other                                                                        41,014                 9,811
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02         Fixed assets                                                              8,236,172             7,991,818
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.01      Land, buildings and structures                                            3,262,228             3,246,974
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.02      Machinery, equipment and
                 installations                                                            7,969,797             7,698,134
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.03      Furniture and fixtures                                                      110,606               109,759
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.04      Vehicles                                                                     54,520                45,411
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.05      Electronic data equipment/
                 rights/licenses                                                            320,232               302,837
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.06      Construction in progress                                                  1,771,161             1,614,014
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.07      Forestation/reforestation                                                   252,699               241,016
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.02.08      Accumulated depreciation                                                (5,505,071)           (5,266,327)
--------------- -------------------------------------------------------------- --------------------- ---------------------
1.03.03         Deferred charges                                                             57,424                39,630
--------------- -------------------------------------------------------------- --------------------- ---------------------


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
06.02 - Consolidated Balance Sheet - Liabilities and Shareholders' Equity
(R$ thousand)


--------------- ------------------------------------------------------------ --------------------- ----------------------
1 - CODE        2 - DESCRIPTION                                                     3 - 9/30/2005          3 - 6/30/2005
--------------- ------------------------------------------------------------ --------------------- ----------------------
2               Total liabilities and shareholders' equity                             20,690,928             18,800,578
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01            Current liabilities                                                     3,772,441              4,013,661
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.01         Loans and financing                                                     1,259,836              1,304,987
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.02         Debentures                                                                  6,479                  2,597
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.03         Suppliers                                                               1,490,213              1,694,436
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.04         Taxes, charges and contributions                                          349,423                341,081
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.05         Dividends payable                                                           7,659                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.06         Provisions                                                                      0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.07         Payables to related companies                                                   0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.08         Other                                                                     658,831                670,560
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.08.01      Salaries payable                                                          249,885                253,582
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.08.02      Deferred income tax and social contribution on net income                 163,300                210,903
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.01.08.03      Other accounts payable                                                    245,646                206,075
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02            Long-term liabilities                                                   7,259,925              5,666,312
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.01         Loans and financing                                                     4,984,520              3,488,382
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.02         Debentures                                                                994,548                975,411
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.03         Provisions                                                                      0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.04         Payables to related companies                                                   0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.05         Other                                                                   1,280,857              1,202,519
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.05.01      Provision for contingencies                                               236,771                239,573
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.05.02      Deferred income tax and social contribution on net income                 495,941                503,616
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.05.03      Other accounts payable                                                    301,039                213,885
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.02.05.04      Benefits to employees                                                     247,106                245,445
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.03            Deferred income                                                                 0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.04            Minority interest                                                       1,873,730              1,820,179
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05            Shareholders' equity                                                    7,784,832              7,300,426
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.01         Paid-up capital                                                         5,206,969              5,206,969
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.02         Capital reserves                                                          376,684                376,672
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.02.01      Investment incentives                                                     342,910                342,910
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.02.02      Special reserve - Law 8200/91                                              21,487                 21,487
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.02.03      Other                                                                      12,287                 12,275
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.03         Revaluation reserves                                                            0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.03.01      Own assets                                                                      0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.03.02      Subsidiary/associated companies                                                 0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04         Revenue reserves                                                          473,596                477,576
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.01      Legal                                                                     325,996                325,996
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.02      Statutory                                                                 147,600                151,580
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.03      Contingencies                                                                   0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.04      Unrealized profits                                                              0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.05      Retention of profits                                                            0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.06      Special for undistributed dividends                                             0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.04.07      Other                                                                           0                      0
--------------- ------------------------------------------------------------ --------------------- ----------------------
2.05.05         Retained earnings/accumulated deficit                                   1,727,583              1,239,209
--------------- ------------------------------------------------------------ --------------------- ----------------------


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
07.01 - Consolidated Statement of Income (R$ thousand)



--------------- ------------------------------------------------ -------------- --------------- -------------- ---------------
Code            Description                                        3 -7/1/2005    4 - 1/1/2005   5 - 7/1/2004    6 - 1/1/2004
                                                                  to 9/30/2005    to 9/30/2005   to 9/30/2004    to 9/30/2004
--------------- ------------------------------------------------ -------------- --------------- -------------- ---------------
3.01            Gross sales and/or service revenues                 6,167,559       9,550,541      6,284,715      17,564,416
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.02            Deductions                                         (1,075,399)     (3,191,100)    (1,053,889)     (2,861,568)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.02.01         Taxes on sales                                       (672,787)     (1,971,563)      (742,360)     (1,819,216)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.02.02         Freights and discounts                               (402,612)     (1,219,537)      (311,529)     (1,042,352)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.03            Net sales and/or service revenues                   5,092,160      16,359,441      5,230,826      14,702,848
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.04            Cost of sales and/or services rendered             (3,725,953)    (11,922,805)    (3,353,074)     (9,941,552)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.05            Gross profit                                        1,366,207       4,436,636      1,877,752       4,761,296
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06            Operating expenses/income                            (356,411)     (1,272,902)      (400,719)     (1,469,811)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.01         Selling                                              (127,980)       (371,708)      (113,066)       (327,736)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.02         General and administrative expenses                  (305,329)       (825,547)      (263,061)       (745,350)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.03         Financial                                             190,293         189,653        124,446        (258,539)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.03.01      Financial income                                      168,509         245,205         57,542         167,740
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.03.02      Financial expenses                                     21,784         (55,552)        66,904        (426,279)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.04         Other operating income                                 (8,470)         61,819        130,709         144,730
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.05         Other operating expenses                                    0               0              0               0
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.06.06         Equity in the earnings of subsidiary and
                associated companies                                 (104,925)       (327,119)      (279,747)       (282,916)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.07            Operating profit                                    1,009,796       3,163,734      1,477,033       3,291,485
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.08            Non-operating results                                  (5,660)        299,853        (19,805)        (22,547)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.08.01         Income                                                      0               0              0               0
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.08.02         Expenses                                               (5,660)        299,853        (19,805)        (22,547)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.09            Profit before taxes and profit sharing              1,004,136       3,463,587      1,457,228       3,268,938
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.10            Provision for income tax and social
                contribution on net income                           (189,028)       (764,955)      (310,467)       (643,525)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.11            Deferred income tax                                     2,399        (165,086)        47,032        (115,976)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.12            Statutory profit sharing and contributions             (5,907)        (18,801)        (8,623)        (23,642)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.12.01         Profit sharing                                         (5,907)        (18,801)        (8,623)        (23,642)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.12.02         Contributions                                               0               0              0               0
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.13            Reversal of interest on capital                             0               0              0               0
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.14            Minority interest                                    (111,083)       (375,804)      (114,371)       (290,234)
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
3.15            Net income for the period                             700,517       2,138,941      1,070,799       2,195,561
--------------- ----------------------------------------------   ------------   -------------   ------------   -------------
                Number of shares (thousands), excluding
                treasury stock                                        442,016         442,016        295,135         295,135
--------------- ------------------------------------------------ -------------- --------------- -------------- ---------------
                Net income per share                                  1.58582         4.83906        3.62817         7.43918
--------------- ------------------------------------------------ -------------- --------------- -------------- ---------------
                Loss per share
--------------- ------------------------------------------------ -------------- --------------- -------------- ---------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance




Output and Sales

o The output of slabs, blooms and billets in the third quarter of 2005 at the Gerdau companies reached 3.3 million metric tons, a volume 6.2% lower than that of the second quarter, reflecting an adjustment in output as a result of demand and company inventories. The output in nine months reached 10.3 million metric tons, presenting an increase of 2.8% compared to the same period in 2004.

The Brazilian operations contributed with 50.6% to the accumulated output for the year, while the North American operations contributed with 46.1% and the South American operations (Brazil excluded) with the remaining 3.3%. The increase in the first nine months of 2005 compared to the same period in 2004 is a consequence of the incorporation of the new North American units last November.


Output                                       3Q05      2Q05  Variation  9 Months   9 Months  Variation
(1,000 metric tons)                                                     2005       2004
Crude Steel (slabs, blooms and billets)
-------------------------------------------------------------------------------------------------------
   Brazil                                   1,651.8   1,751.1  (5.7%)    5,193.2   5,431.0   (4.4%)
   North America                            1,500.9   1,618.0  (7.2%)    4,725.2   4,244.2   11.3%
   South America                              111.1     111.7  (0.5%)      338.2     306.6   10.3%
   Total                                    3,263.8   3,480.8  (6.2%)   10,256.6   9,981.8    2.8%

Rolled Products
   Brazil                                   1,003.2     996.2   0.7%     2,972.3   3,312.3  (10.3%)
   North America                            1,484.7   1,567.6  (5.3%)    4,620.7   4,024.9   14.8%
   South America                              123.7     123.1   0.5%       372.9     354.2    5.3%
   Total                                    2,611.6   2,686.9  (2.8%)    7,965.9   7,691.4    3.6%


o The output of rolled products in the quarter totaled 2.6 million metric tons, 2.8% less than that of the second quarter. Output increased by 0.7% in the Brazil units and the other South American countries (Chile, Argentina and Uruguay) had an increase of 0.5%, with volumes reaching 1.0 million metric tons and 123.7 thousand metric tons, respectively. Output in North America reached 1.5 million metric tons, a decrease of 5.3%, as a consequence of the temporary stoppage at the Beaumont, TX unit, and due to adjustments in output to rationalize inventory levels at the Company.

o From January through September rolled product output reached 8.0 million metric tons, 3.6% greater than that of the same months in 2004.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

Output of Blooms, slabs and billets               Output of Rolled Products
(1,000 metric tons)                               (1,000 metric tons)
-------------------                               -------------------

Graph Omitted                                     Graph Omitted


Third quarter consolidated sales totaled 3.4 million metric tons and remained at levels similar to those of the second quarter. Of this total, 622.0 thousand metric tons were exported from Brazil, and 1.9 million metric tons were shipped by companies abroad and represent 73.0% of the volume shipped in the period.


Shipments                3Q05    2Q05    Variation  9 Months   Months Variation
(1,000 metric tons)                                2005       2004
--------------------------------------------------------------------------------
Brazil
   Domestic market       917.3     876.8    4.6%     2,659.9   3,073.0  (13.4%)
   Exports               622.0     795.5  (21.8%)    2,139.3   1,927.2   11.0%
   Total               1,539.3   1,672.3   (8.0%)    4,799.2   5,000.2   (4.0%)

Abroad
   North America       1,700.8   1,582.7    7.5%     4,915.2   4,076.5   20.6%
   South America         155.2     161.4   (3.8%)      471.2     376.6   25.1%
   Total               1,856.0   1,744.1    6.4%     5,386.4   4,453.1   21.0%

Consolidated Total     3,395.3   3,416.4   (0.6%)   10,185.6   9,453.3    7.7%

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

o In the months from January through September consolidated sales attained 10.2 million metric tons, presenting an increase of 7.7% compared to the same period in 2004, due to the improved performance of the South American operations (excluding Brazil) and to the new North American units. In Brazil, as a consequence of the decrease in shipments to the domestic market (-13.4%) throughout the year, exports increased by 11.0%, reaching
   2.1 million metric tons (US$ 949.7 million) in the period. It is important to note that the long steel inventories with consumers and distributors have now been normalized at historical levels, which should lead to a better balance between supply and demand in the future.


Results

o Net revenues reached R$ 5.1 billion in the third quarter this year, 6.3% less than in the second quarter, due to the appreciation of the Brazilian currency in the period which had a negative impact on revenues generated in U.S. dollars, both with exports and from operations abroad, when converted into reais. Year-to-date net revenues (R$ 16.4 billion) increased 11.3%, basically reflecting the increase of 7.7% in tonnage shipped in the period.

o Operations in Brazil contributed with R$ 7.8 billion to net revenues of the first nine months of the year, 47.4% of the total. Business in North America generated revenues of R$ 7.8 billion and the South American units R$ 793.0 million, 47.8% and 4.8%, respectively.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

Net Sales Revenue   3Q05     2Q05  Variation  9 Months   9 Months  Variation
(R$ millions)                                2005        2004
--------------------------------------------------------------------------------

   Brazil         2,416.3   2,669.4  (9.5%)    7,750.4    7,320.2    5.9%
   North America  2,424.1   2,507.3  (3.3%)    7,816.0    6,842.0   14.2%
   South America    251.8     258.7  (2.7%)      793.0      540.6   46.7%
   Total          5,092.2   5,435.4  (6.3%)   16,359.4   14,702.8   11.3%


o Gross profit reached R$ 1.4 billion in the third quarter permitting a gross margin of 26.8% in the period, thereby maintaining the same levels as in the preceding quarter. Year-to-date gross margin reached 27.1%.
o SG&A (R$ 305.3 million) increased 34.1% in the quarter, a consequence of cost increases in the long-term incentive program at Gerdau Ameristeel. Although there was an atypical increase in these expenses in the quarter, in the nine months the participation of general and administrative expenses in relation to net revenues remained relatively stable at 5.0%.

Net Sales Revenue per ton                                     Gross Margin
(R$ per metric ton)                                                (%)

Graph Omitted                                                 Graph Omitted


Note.: The prices in the graphs above are influenced by the change in the product mix and by the FX variations of the period.


  EBITDA           3Q05     2Q05  Variation  9 Months   9 Months  Variation
  (R$ millions)                             2005       2004
  ------------------------------------------------------------------------------
   Brazil           733.3     867.2  (15.4%)   2,534.3   2,743.6   (7.6%)
   North America    350.0     386.1   (9.3%)   1,146.0   1,325.7  (13.6%)
   South America     61.9      59.8    3.5%      193.0     194.4   (0.7%)
   Total          1,145.2   1,313.1  (12.8%)   3,873.3   4,263.7   (9.2%)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

o Operating cash flow represented by EBITDA reached R$ 1.1 billion in the third quarter, representing a margin of 22.5% in the period. Through September this year, EBITDA reached R$ 3.9 billion and the margin 23.7%.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance



    EBITDA                                                        EBITDA Margin
(R$ millions)                                                         (%)

Graphic Omitted                                                  Graphic Omitted


Note.: The EBITDA in reais (R$) of companies abroad are influenced by FX variations

o The financial result for the quarter (financial expenses less financial revenues) was positive by R$ 190.3 million, due to the return on financial investments and to the favorable impact of the appreciation of the real vis-a-vis the U.S. dollar on debt denominated in foreign currency of companies headquartered in Brazil. Revenues with FX and monetary variations included in the financial results totaled R$ 164.5 million in the quarter.



EBTDA                                       3Q05           2Q05  Variation  9 Months   9 Months  Variation
(R$ millions)                                                              2005        2004
----------------------------------------------------------------------------------------------------------
Gross profit                               1,366.2        1,458.4    (6.3%)   4,436.7    4,761.3    (6.8%)
Cost of sales                               (128.0)        (126.4)    1.3%     (371.8)    (327.7)   13.5%
General/administrative expenses             (305.3)        (227.6)   34.1%     (825.5)    (745.4)   10.7%
Depreciation & amortization                  212.3          208.7     1.8%      633.9      575.5    10.1%
EBITDA                                     1,145.2            1.313 (12.8%)   3,873.3    4,263.7    (9.2%)
Net financial expenses                        25.8         (103.7)    -        (166.0)    (225.1)  (26.3%)
(excluding FX and monetary variations)
FX and monetary variations                   164.5          226.0   (27.2%)     355.7      (33.4)    -
EBTDA                                      1,335.5            1.435  (7.0%)   4,063.0    4,005.2     1.4%


o The impact of the appreciation of the real vis-a-vis the U.S. dollar had a positive impact on indebtedness, but was negative with regards to investments abroad. This resulted in a negative equity adjustment of R$ 104.9 million in investees in the quarter. This total includes fiscal incentive reserves and goodwill amortized in the period.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

o Net profit reached R$ 811.6 million in the third quarter of 2005, presenting a net margin of 15.9%. From January through September, accumulated net profit reached R$ 2.5 billion, an increase of 1.2% over the same period in 2004 and net margin of 15.4%.


  Net profit                                3Q05           2Q05      Variation       9 Months       9 Months      Variation
  (R$ millions)                                                                    2005           2004
  -------------------------------------------------------------------------------------------------------------------------
     Brazil                                666.2          711.2         (6.3%)        1,932.2        1,575.0          22.7%
     North America                         118.6          150.2        (21.0%)          478.0          775.4         (38.4%)
     South America                          26.8           31.2        (14.1%)          104.5          135.4         (22.8%)
     Total                                 811.6          892.6         (9.1%)        2,514.7        2,485.8           1.2%
  -------------------------------------------------------------------------------------------------------------------------

Investments

o Fixed asset investments in the third quarter totaled US$ 178.9 million, destined mostly to the construction of the new mill in Aracariguama (SP), to the expansion of the installed capacity at the Ouro Branco (MG) mill and to the mills in North America. Investments for the nine months totaled US$ 542.8 million.



     Investments                     3Q05             2Q05      9 Months 2005
     (US$ millions)
     ------------------------------------------------------------------------
       Brazil                       131.2            139.4              410.4
       Abroad                        47.7             50.6              132.4
       North America                 42.4             40.4              114.4
       South America                  5.3             10.2               18.0
       Total                        178.9            190.0              542.8
     ------------------------------------------------------------------------

o In addition to the investments mentioned above, Gerdau concluded in September the acquisition of 35.98% of Sipar Aceros S.A. (Argentina), which gave Gerdau control of that company. It has also taken over control of Diaco S.A. (Colombia), in which Gerdau now holds a stake of 57.1%. The amounts involved in these operations totaled US$ 40.5 million and US$ 75.2 million, respectively.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance

o Net profit reached R$ 811.6 million in the third quarter of 2005, presenting a net margin of 15.9%. From January through September, accumulated net profit reached R$ 2.5 billion, an increase of 1.2% over the same period in 2004 and net margin of 15.4%.


Indebtedness

o Net debt at September 30 was R$ 2.6 billion, 18.8% less than at June 30, 2005, as a result of the appreciation of the real compared to the U.S. dollar (reducing the dollar-based debt of Brazilian-based companies when converting into reais) and cash generation in the period.

o Of the total indebtedness, 17.5% was short term (R$ 1.3 billion) and the remaining 82.5% long term (R$ 6.0 billion).

o Gerdau S.A. concluded, on September 22, the placement of its first issue of Guaranteed Perpetual Senior Securities (Perpetual Bonds), for a total of US$ 600 million. Interest is 8.875% per year, to be paid on a quarterly basis starting December 22, 2005. Gerdau S.A. may redeem these bonds on September 22, 2010 or from this date with every interest payment. This transaction got a Ba1 (stable) rating from Moody's Investor Service, Inc., BB- (stable) from Standard & Poor's and BB- (stable) from Fitch Ratings. The geographical distribution of the bonds was as follows: 46% Asia, 32% Europe, 20% USA and 2% Brazil. The majority of bond buyers were Private Banking institutions and high net worth individuals.

o The perpetual bond contributed substantially in achieving the objective of extending the average life span of its indebtedness. The average debt duration almost doubled with this issue, going from 4.0 to 9.1 years.

o October 12 saw the conclusion of the third issue of a euro commercial paper in the amount of US$ 200 million, with final maturity on October 11, 2006 and interest of 5.0% per year.

o Cash and Cash equivalents available on September 30 totaled R$ 4.7 billion, of which R$ 1.7 billion (35.4%) was pegged to foreign currencies, principally the U.S. dollar.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

08.01 - Comments on the Consolidated Performance


---------------------------------------------------------------------------
Indebtedness                       09.30.2005    06.30.2005      09.30.2004
(R$ millions)
---------------------------------------------------------------------------
Short term
   Domestic Currency - Brazil           237.3         206.3           199.1
   Foreign Currency - Brazil            335.5         473.0           738.3
   Companies Abroad                     693.5         628.3           906.2
   Total                              1,266.3       1,307.6         1,843.7

Long Term
   Domestic Currency - Brazil         1,536.2       1,459.7           749.4
   Foreign Currency - Brazil          2,950.4       1,528.5         1,722.0
   Companies Abroad                   1,492.5       1,475.6         1,479.8
   Total                              5,979.1       4,463.8         3,951.2

Gross Debt                            7,245.4       5,771.4         5,794.9
Cash & Cash Equivalents               4,691.7       2,627.1         1,947.6

Net Debt                              2,553.7       3,144.3         3,847.3
---------------------------------------------------------------------------

o The long term debt payment schedule, including debentures, as of September 30, was as follows:

         Year                           R$ millions
--------------------------       --------------------------
         2006                              193.1
         2007                              848.7
         2008                              702.8
         2009                              468.7
         2010                              329.0
     beyond 2010 3,436.8
        Total 5,979.1


o The main Gerdau companies indebtedness indicators at the end of September were as follows:


Ratios                                    09.30.2005    06.30.2005   09.30.2004
-------------------------------------------------------------------------------
Net debt / Total net capitalization            20.9%         25.6%        35.9%
EBITDA(1) / Net financial expenses(1)          23.3x         20.2x        14.3x
(excluding FX and monetary variations)
Gross Debt / EBITDA(1)                          1.4x          1.0x         1.2x
Net Debt / EBITDA(1)                            0.5x          0.6x         0.8x
-------------------------------------------------------------------------------

o On November 3, Standard & Poor's announced the reclassification of currency risk in foreign currency for some Latin American, Asian and Pacific region companies. Gerdau, in particular, was reclassified from BB- (stable) to BB+ (stable), which means that the company's rating improved two levels in the risk scale for this rating agency and is only one level below investment grade rate.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

09.01 - Investments in Subsidiary and/or Associated Companies


------|-------------------------|----------------------------------------|---------------------|---------------------
1 -   |2 - COMPANY NAME         |3 - CNPJ        4 - CLASSIFICATION      |5 - % OF INVESTEES   | 6 - % OF SHARE
ITEM  |                         |                                        |CAPITAL              | HOLDERS' EQUITY OF
      |                         |                                        |                     | INVESTOR
--------------------------------|----------------------------------------|---------------------|---------------------
7 - TYPE OF COMPANY             |8 - NUMBER OF SHARES FOR THE QUARTER    |9 - NUMBER OF SHARES IN THE PRIOR QUARTER
                                |(THOUSANDS)                             |(THOUSANDS)
------|-------------------------|----------------------------------------|-------------------------------------------
  01  |Gerdau Intern. Empreend. |87.040.598/0001-Non-public Subsidiary   |                  72.08              26.57
      |Ltda.                    |                                        |
------|-------------------------|----------------------------------------|-------------------------------------------
Commercial, industrial and other|                               1,919,769|                                 1,919,769
--------------------------------|----------------------------------------|-------------------------------------------
  02   Gerdau Acominas S.A.     |17.227.422/0001-Non-public Subsidiary   |                  89.35              37.51
--------------------------------|----------------------------------------|-------------------------------------------
Commercial, industrial and other|                                 160,712|                                   160,712
--------------------------------|----------------------------------------|-------------------------------------------
  02   Gerdau Acos Longos S.A.  |07.358.761/0001-Non-public Subsidiary   |                  89.35              28.00
--------------------------------|----------------------------------------|-------------------------------------------
Commercial, industrial and other|                                 160,712|                                         0
--------------------------------|----------------------------------------|-------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures
--------------------------------------------------------------------------------
1 - ITEM                                                                   01
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           03
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DCA-82/018
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                           7/29/1982
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           A
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 6/1/1982
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    6/1/2011
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             181.76
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                13,087
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                72,000
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                     57,234
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        14,766
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          6/1/2011
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                                   02
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           03
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DCA-82/019
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                           8/11/1982
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           B
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 6/1/1982
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    6/1/2011
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             181.76
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                13,087
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                72,000
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                     33,121
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        38,879
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          6/1/2011
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                                   03
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           07
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DCA-82/024
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                           2/28/1982
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           1
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 7/1/1982
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    7/1/2012
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             181.76
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                12,432
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                68,400
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                     26,594
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        41,806
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          7/1/2012
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                                   04
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           08
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DCA-82/004
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                          12/23/1982
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           1
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                11/1/1982
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    5/2/2013
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             181,76
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                32,710
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                               179,964
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                    167,836
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        12,128
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          5/2/2013

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                                   05
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           09
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DCA-83/044
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                            8/8/1983
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           1
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 5/1/1983
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    9/1/2014
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             181,76
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                22,836
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                               125,640
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                     78,508
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        47,132
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          9/1/2014
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                                   06
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           11
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DEB-90/041
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                            9/3/1990
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           A
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 6/1/1990
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    6/1/2020
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             685,89
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                51,442
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                75,000
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                     63,568
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        11,432
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          6/1/2020
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures


1 - ITEM                                                                   07
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           11
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                        DEB-91/004
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                            1/8/1991
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           B
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                 6/1/1990
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                    6/1/2020
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                     WITHOUT PREFERENCE
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFEC                                   CDI
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                             685,89
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                                51,442
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                75,000
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                      4,067
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        70,933
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 9/19/2002
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                          6/1/2020
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
10.01 - Characteristics of Public or Private Issue of Debentures

1 - ITEM                                                                   08
-------------------------------------- --------------------------------------
2 - ORDER NUMBER                                                           13
-------------------------------------- --------------------------------------
3 - CVM REGISTRATION NUMBER                                      DEB/2002/016
-------------------------------------- --------------------------------------
4 - CVM REGISTRATION DATE                                           5/27/2002
-------------------------------------- --------------------------------------
5 - ISSUED SERIES                                                           1
-------------------------------------- --------------------------------------
6 - TYPE OF ISSUANCE                                                   SIMPLE
-------------------------------------- --------------------------------------
7 - NATURE OF ISSUANCE                                                 PUBLIC
-------------------------------------- --------------------------------------
8 - DATE OF ISSUANCE                                                11/1/2001
-------------------------------------- --------------------------------------
9 - MATURITY DATE                                                   11/1/2008
-------------------------------------- --------------------------------------
10 - TYPE OF DEBENTURE                                           SUBORDINATED
-------------------------------------- --------------------------------------
11 - CONDITION OF REMUNERATION IN EFFECT
-------------------------------------- --------------------------------------
12 - PREMIUM/DISCOUNT
-------------------------------------- --------------------------------------
13 - NOMINAL VALUE (reais)                                          10,000.00
-------------------------------------- --------------------------------------
14 - ISSUED AMOUNT (thousands of reais)                               300,000
-------------------------------------- --------------------------------------
15 - NUMBER OF ISSUED DEBENTURES (UNIT)                                30,000
-------------------------------------- --------------------------------------
16 - OUTSTANDING DEBENTURES (UNIT)                                          0
-------------------------------------- --------------------------------------
17 - TREASURY DEBENTURES (UNIT)                                        30,000
-------------------------------------- --------------------------------------
18 - REDEEMED DEBENTURES (UNIT)                                             0
-------------------------------------- --------------------------------------
19 - CONVERTED DEBENTURES (UNIT)                                            0
-------------------------------------- --------------------------------------
20 - DEBENTURES TO BE PLACED (UNIT)                                         0
-------------------------------------- --------------------------------------
21 - DATE OF THE LAST RENEGOTIATION                                 11/1/2003
-------------------------------------- --------------------------------------
22 - DATE OF THE NEXT EVENT                                         11/1/2008
-------------------------------------- --------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
16.01 Other Information the Company Considers Significant
--------------------------------------------------------------------------------


Corporate Governance - Level 1

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the shareholdings of all those who hold more than 5% of the voting capital, directly or indirectly, down to the level of individual holdings.

                                                                                                     POSITION AS OF 9/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523.52
 OWNERSHIP
                                                                                 NUMBER OF SHARES
                                             ---------------------------------------------------------------------------------
SHAREHOLDER                                                     COMMON                  PREFERRED           TOTAL
                                             -----------------------------------------------------
                                                                                                  ----------------------------
                                                  NUMBER OF          %      NUMBER OF           %       NUMBER OF           %
                                                     SHARES                    SHARES                      SHARES
------------------------------------------------------------------------------------------------------------------------------
METALURGICA GERDAU S/A                          116,928,964      75.73     73,547,865        25.3     190,476,829        42.80
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA               -          -      8,945.148        3.08       8,945,148         2.01
OTHER CONTROLLING SHAREHOLDERS                    5,083,983       3.29        415,964        0.14       5,499,947         1.24
                                             --------------     ------    -----------  ----------    ------------     --------
SUBTOTAL                                        122,012,947      79.02     82,908,770       28.52     204,921,924        46.04
OUTSTANDING SHARES IN THE MARKET                 32,391,725      20.98    204,702,688       70.43     237,094,414        53.27
TREASURY SHARES                                           -          -      3,045,685        1.05       3,045,695         0.68
                                             --------------     ------    -----------  ----------    ------------     --------
TOTAL                                           154,404,672     100.00    290,657,361      100.00     445,062,033       100.00
                                             ==============     ======    ===========  ==========    ============     ========

 METALURGICA GERDAU S/A - CNPJ No. 92.690.783/0001-09
 - CAPITAL: R$ 2,496,000,000.00
 OWNERSHIP
                                                                                 NUMBER OF SHARES
                                             ---------------------------------------------------------------------------------
  SHAREHOLDER                                                   COMMON                  PREFERRED           TOTAL
                                             -----------------------------------------------------
                                                                                                  ----------------------------
                                                  NUMBER OF          %      NUMBER OF           %       NUMBER OF           %
                                                     SHARES                    SHARES                      SHARES
------------------------------------------------------------------------------------------------------------------------------
INDAC - IND.ADM.E COM.S/A                        12,196,653      29.33              -           -      12,196,653        9.78
GRUPO GERDAU EMPREEND.LTDA                       10,634,061      25.57          5,142        0.01      10,639,203        8.53
GERSUL EMPREEND.IMOBS.LTDA                        2,780,466       6.69              -           -       2,780,466        2.23
OTHER CONTROLLING SHAREHOLDERS                       31,458       0.08        341,487        0.41         372,945        0.30
                                             --------------     ------    -----------  ----------    ------------     --------
SUBTOTAL                                         25,642,638      61.66        346,629        0.42      25,989,267       20.83
OUTSTANDING SHARES IN THE MARKET                 15,941,757      38.34     81,374,961       97.84      97,316,718       78.01
TREASURY SHARES                                           -          -      1,447,200        1.74       1,447,200        1.16
                                             --------------     ------    -----------  ----------    ------------     --------
TOTAL                                            41,584,395     100.00     83,168,790      100.00     124,753,185      100.00
                                             ==============     ======    ===========  ==========    ============     ========

 SANTA FELICIDADE COM., IMP. E EXP. DE PRODUTOS SIDERURGICOS LTDA - CNPJ No. 78.566.288/0001-53
 - CAPITAL: R$ 550.894.025,00
OWNERSHIP
                                                                                                            TOTAL
                                                                                                  ----------------------------
  QUOTAHOLDER                                                                                           NUMBER OF           %
                                                                                                           QUOTAS
------------------------------------------------------------------------------------------------------------------------------
METALURGICA GERDAU S/A                                                                                550,893,875      100.00
GRUPO GERDAU EMPREENDIMENTOS LTDA                                                                            150        0,00
                                                                                                     ------------     --------
SUBTOTAL                                                                                              550,894,025      100.00
OTHER                                                                                                           -        0,00
                                                                                                     ------------     --------
TOTAL                                                                                                 550,894,025      100.00
                                                                                                     ============     ========



                                       77


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
16.01 Other Information the Company Considers Significant
--------------------------------------------------------------------------------

 INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A - CNPJ No. 92.690.817/0001-57
 - CAPITAL: R$ 350,000,000.00
 OWNERSHIP
                                                                                  NUMBER OF SHARES
                                                --------------------------------------------------------------------------------
  SHAREHOLDER                                           COMMON                  PREFERRED                     TOTAL
                                                --------------------------------------------------------------------------------
                                                      NUMBER OF       %       NUMBER OF          % NUMBER OF SHARES           %
                                                         SHARES                  SHARES
                                                --------------------------------------------------------------------------------
CINDAC - EMPREEND.E PART.S/A                        468,383,161             936,766,147     100.00    1,405,149,308      100.00
                                                              -       -             175       0.00              175        0.00
                                                --------------------------------------------------------------------------------
TOTAL                                               468,383,161  100.00     936,766,322     100.00    1,405,149,483      100.00
                                                ================================================================================

 GRUPO GERDAU EMPREENDIMENTOS LTDA - CNPJ No. 87.153.730/0001-00
 - CAPITAL: R$ 115.143.000,00
 OWNERSHIP
                                                                                                        TOTAL
                                                                                                   -----------------------------
  QUOTAHOLDER                                                                                      NUMBER OF QUOTAS           %
                                                --------------------------------------------------------------------------------
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S.A.                                                         64,130,258       55.70
ACOTER PARTICIPACOES LTDA                                                                                36,405,773       31.62
OTHER                                                                                                    14,606,969       12.69
                                                --------------------------------------------------------------------------------
TOTAL                                                                                                   115,143,000      100.00
                                                ================================================================================

 GERSUL EMPREENDIMENTOS IMOBILIARIOS LTDA - CNPJ No. 89.558.555/0001-67
 - CAPITAL: R$ 237.952.707,00
 OWNERSHIP
                                                                                                        TOTAL
                                                                                                   -----------------------------
                                                                                                         NUMBER OF
  QUOTAHOLDER                                                                                               SHARES            %
                                                --------------------------------------------------------------------------------
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A                                                         237,952,482      100.00
OTHER                                                                                                           225        0.00
                                                --------------------------------------------------------------------------------
TOTAL                                                                                                   237,952,707      100.00
                                                ================================================================================

 ACOTER PARTICIPACOES LTDA - CNPJ No. 02.290.525/0001-34
 - CAPITAL: R$ 40.329.000,00
 OWNERSHIP
                                                                             TOTAL                            TOTAL
                                                                                                   -----------------------------
                                                                                                          NUMBER OF
  QUOTAHOLDER                                                                                               SHARESR            %
                                                --------------------------------------------------------------------------------
INDAC - INDUSTRIA, ADMINISTRACAO E COMERCIO S/A                                                          17,895,107       44.37
GERSUL - EMPREENDIMENTOS IMOBILIARIOS LTDA                                                               22,433,889       55.63
OTHER                                                                                                             4        0.00
                                                --------------------------------------------------------------------------------
TOTAL                                                                                                    40,329,000      100.00
                                                ================================================================================

 CINDAC - EMPREENDIMENTOS E PARTICIPACOES S/A - CNPJ No. 89.550.883/0001-17
 - CAPITAL: R$ 300,000,000.00
 OWNERSHIP
                                                                                  NUMBER OF SHARES
                                                --------------------------------------------------------------------------------
  SHAREHOLDER                                           COMMON                  PREFERRED                     TOTAL
                                                --------------------------------------------------------------------------------
                                                      NUMBER OF       %       NUMBER OF          %        NUMBER OF            %
                                                         SHARES                  SHARES                      SHARES
                                                --------------------------------------------------------------------------------
STICHTING GERDAU JOHANNPETER                        202,154,204   100.00              -                 202,154,204      100.00
                                                --------------------------------------------------------------------------------

TOTAL                                               202,154,204   100.00              -                 202,154,204      100.00
                                                ================================================================================


(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
16.01 Other Information the Company Considers Significant
--------------------------------------------------------------------------------

STICHTING GERDAU JOHANNPETER
 - Nationality - Dutch


     NAME OF MANAGERS AND BENEFICIARIES                 PARTICIPATION                                %
----------------------------------------------------------------------------------------------------------
GERMANO HUGO GERDAU JOHANNPETER                    Manager and Beneficiary                       25.00
KLAUS GERDAU JOHANNPETER                           Manager and Beneficiary                       25.00
JORGE GERDAU JOHANNPETER                           Manager and Beneficiary                       25.00
FREDERICO CARLOS GERDAU JOHANNPETER                Manager and Beneficiary                       25.00
                                                                                             -------------
                                                                                                 100.00
                                                                                             =============

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number and characteristics of the shares issued by the Company and which are held, directly or indirectly, by the Controlling Shareholder, Management, Audit Board Members, and the Board of Directors.

                                                                                                    POSTION AS OF 9/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523,52
ONWNERSHIP
           Shareholder                       Common        %           Preferred         %              Total             %
----------------------------------------------------------------------------------------------------------------------------
Controlling shareholder                 122,012,941    79.02          82,908,977     28.52        204,921,924         46.04
----------------------------------------------------------------------------------------------------------------------------
Management
----------------------------------------------------------------------------------------------------------------------------
Board of Directors                                -        -               5,436      0.00              5,436          0.00
----------------------------------------------------------------------------------------------------------------------------
Executive Directors                           1,239     0.00              75,226      0.03             76,465          0.02
----------------------------------------------------------------------------------------------------------------------------
Audit Board                                       -        -                 234      0.00                234          0.00
----------------------------------------------------------------------------------------------------------------------------
Treasury shares                                   -        -           3,045,695      1.05          3,045,695          0.68
----------------------------------------------------------------------------------------------------------------------------
Other shareholders                       32,390,486    20.98         204,621,793     70.40        237,012,279         53.25
----------------------------------------------------------------------------------------------------------------------------
Total                                   154,404,672   100.00         290,657,361    100.00        445,062,033        100.00
----------------------------------------------------------------------------------------------------------------------------
Outstanding shares in the market         32,391,725    20.98         204,702,689     70.43        237,094,414         53.27
----------------------------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
16.01 Other Information the Company Considers Significant
--------------------------------------------------------------------------------


                                                                                                POSTION AS OF 9/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 3,471,312,349.01
 OWNERSHIP
------------------------------------------------------------------------------------------------------------------------
           Shareholder                       Common        %        Preferred          %           Total              %
------------------------------------------------------------------------------------------------------------------------
Controlling shareholder                  91,664,598    89.05       55,104,095      28.44     146,768,693          49.47
------------------------------------------------------------------------------------------------------------------------
Management
------------------------------------------------------------------------------------------------------------------------
Board of Directors                                -        -            3,624       0.00           3,624           0.00
------------------------------------------------------------------------------------------------------------------------
Executive Directors                             888     0.00           64,102       0.03          64,990           0.02
------------------------------------------------------------------------------------------------------------------------
Audit Board                                       -        -           22,792       0.01          22,792           0.01
------------------------------------------------------------------------------------------------------------------------
Treasury shares                                   -        -        1,573,200       0.81       1,573,200           0.53
------------------------------------------------------------------------------------------------------------------------
Other shareholders                       11,270,961    10.95      137,017,894      70.70     148,333,920          49.97
------------------------------------------------------------------------------------------------------------------------
Total                                   102,936,448   100.00      193,771,574     100.00     296,708,022         100.00
------------------------------------------------------------------------------------------------------------------------
Outstanding shares in the market         11,271,850    10.95      137,094,279      70.75     148,366,129          50.00
------------------------------------------------------------------------------------------------------------------------

In compliance with the Regulations for Differentiated Practices of Corporate Governance (Level 1), we present below tables showing the number of outstanding shares in the market and their percentage in relation to total shares issued at September 30, 2005:

                                                                                                       POSITION AS OF 9/30/2005
GERDAU S.A. - CNPJ No. 33.611.500/0001-19
 - Capital: R$ 5,206,968,523.52
 OWNERSHIP

                                                                                                               NUMBER OF SHARES
                                                --------------------------------------------------------------------------------
SHAREHOLDER                                             COMMON                   PREFERRED                                TOTAL
                                                --------------------------------------------------------------------------------
                                                      NUMBER OF       %  NUMBER OF SHARES         %       NUMBER OF           %
                                                         SHARES                                              SHARES
                                                --------------------------------------------------------------------------------
METALURGICA GERDAU S/A                              116,928,964   75.73        73,547,865     25.30     190,476,829       42.80
STA.FELICIDADE COM. EXP.DE PRODs. SID. LTDA                   -       -         8,945,148      3.08       8,945,148        2.01

OTHER CONTROLLING SHAREHOLDERS                        5,083,983    3.29           411,964      0.14       5,494,947        1.24
                                                    -----------   ----- ----------------- ---------    ------------    --------
SUBTOTAL                                            122,012,947   79.02        82,908,977     28.52     204,921,924       46.04
OUTSTANDING SHARES IN THE MARKET                     32,391,725   20.98       204,702,689     70.43     237,094,414       53.27
TREASURY SHARES                                               -       -         3,045,695      1.05       3,045,695        0.68
                                                    -----------   ----- ----------------- ---------    ------------    --------
TOTAL                                               154,404,672  100.00       290,657,361    100.00     445,062,033      100.00
                                                    ===========   ===== ================= =========    ============    ========

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
17.01 - Report of Independent Accountants on Limited Reviews - Without Exceptions Report of Independent Accountants on Limited Reviews

To the Management and Shareholders
Gerdau S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Gerdau S.A. and of Gerdau S.A. and its subsidiaries for the quarters and periods ended September 30 and June 30, 2005 and September 30, 2004. This information is the responsibility of the Company's management. The limited reviews of the accounting information of the jointly-owned indirect subsidiary Gallatin Steel Company and of the indirect subsidiary Diaco S.A. and its subsidiaries were conducted by other independent accountants and our report, insofar as it relates to the net income derived from the Gallatin Steel Company, equivalent to 4.51% of the profit before taxes of Gerdau S.A. (June 30, 2005 - 6.02%) and 4.34% of the profit before taxes and minority interest of Gerdau S.A. and its subsidiaries for the nine-month period ended September 30, 2005 (June 30, 2005 - 5.31%), and to the assets of these companies proportionally consolidated as of that date, equivalent to 2.14% and 2.20%, respectively, of the total consolidated assets, is based solely on the review of these other accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our limited reviews and on the reviews of the other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------
17.01 - Report of Independent Accountants on Limited Reviews - Without Exceptions Report of Independent Accountants on Limited Reviews


4 Our reviews were conducted with the purpose of issuing a report on the Quarterly Information (ITR) referred to in paragraph 1 taken as a whole. The statement of cash flows, presented to provide additional information on the Company and its subsidiaries, is not required as an integral part of the Quarterly Information (ITR). The statement of cash flows was submitted to the review procedures mentioned in paragraph 2, and, based on our reviews and on the reviews of other independent accountants, we are not aware of any material modifications that should be made for it to be fairly presented, in all material respects, in relation to the Quarterly Information (ITR), taken as a whole.

Rio de Janeiro, November 7, 2005.



PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RJ



Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                 9/30/2005
QUARTERLY INFORMATION (ITR)
Commercial, industrial and other companies


01.01 - IDENTIFICATION

-------------|------------------|-----------------------------------------------
1 - CVM CODE | 2 - COMPANY NAME | 3-Federal Corporate Registration Number (CNPJ)
00398-0      | Gerdau S.A.      | 33.611.500/0001-19
-------------|------------------|-----------------------------------------------

01.01 - IDENTIFICATION

                                    Contents


   GROUP       EXHIBIT    DESCRIPTION                                                                              PAGE
---------------------------------------------------------------------------------------------------------------------------
     01          01      IDENTIFICATION                                                                              1
---------------------------------------------------------------------------------------------------------------------------
     01          02      HEAD OFFICE                                                                                 1
---------------------------------------------------------------------------------------------------------------------------
     01          03      INVESTOR RELATIONS OFFICER (Company mail address)                                           1
---------------------------------------------------------------------------------------------------------------------------
     01          04      GENERAL INFORMATION/INDEPENDENT ACCOUNTANTS                                                 1
---------------------------------------------------------------------------------------------------------------------------
     01          05      CAPITAL COMPOSITION                                                                         2
---------------------------------------------------------------------------------------------------------------------------
     01          06      CHARACTERISTICS OF THE COMPANY                                                              2
---------------------------------------------------------------------------------------------------------------------------
     01          07      COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS                               2
---------------------------------------------------------------------------------------------------------------------------
     01          08      DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER                                 2
---------------------------------------------------------------------------------------------------------------------------
     01          09      SUBSCRIBED CAPITAL AND ALTERATIONS DURING THE CURRENT YEAR                                  3
---------------------------------------------------------------------------------------------------------------------------
     01          10      INVESTOR RELATIONS OFFICER                                                                  3
---------------------------------------------------------------------------------------------------------------------------
     02          01      BALANCE SHEET - ASSETS                                                                      4
---------------------------------------------------------------------------------------------------------------------------
     02          02      BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                                        5
---------------------------------------------------------------------------------------------------------------------------
     03          01      STATEMENT OF INCOME                                                                         6
---------------------------------------------------------------------------------------------------------------------------
     04          01      NOTES TO THE QUARTERLY INFORMATION                                                          7
---------------------------------------------------------------------------------------------------------------------------
     05          01      COMMENTS ON THE QUARTERLY PERFORMANCE OF THE COMPANY                                       51
---------------------------------------------------------------------------------------------------------------------------
     06          01      CONSOLIDATED BALANCE SHEET - ASSETS                                                        53
---------------------------------------------------------------------------------------------------------------------------
     06          02      CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY                          54
---------------------------------------------------------------------------------------------------------------------------
     07          01      CONSOLIDATED STATEMENT OF INCOME                                                           55
---------------------------------------------------------------------------------------------------------------------------
     08          01      COMMENTS ON THE CONSOLIDATED PERFORMANCE                                                   56
---------------------------------------------------------------------------------------------------------------------------
     09          01      INVESTMENTS IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES                                      64
---------------------------------------------------------------------------------------------------------------------------
     10          01      CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES                                   65
---------------------------------------------------------------------------------------------------------------------------
     16          01      OTHER INFORMATION THE COMPANY CONSIDERS SIGNIFICANT                                        73
---------------------------------------------------------------------------------------------------------------------------
     17          01      REPORT OF INDEPENDENT ACCOUNTANTS ON LIMITED REVIEWS                                       77
---------------------------------------------------------------------------------------------------------------------------
